As filed with the Securities and Exchange Commission on November 4, 1997

                                                      Registration No. 333-12989
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                         Pre-Effective Amendment No.  2
                                       TO

                                    FORM S-6
                                   ----------
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS

                           REGISTERED ON FORM N-8B-2

                                   ----------
            PHOENIX LIFE AND ANNUITY VARIABLE UNIVERSAL LIFE ACCOUNT
                              (EXACT NAME OF TRUST)
                        PHOENIX LIFE AND ANNUITY COMPANY
                               (NAME OF DEPOSITOR)
                                   ----------
                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
          (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                             DONA D. YOUNG, ESQUIRE
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        PHOENIX LIFE AND ANNUITY COMPANY
                                ONE AMERICAN ROW
                           HARTFORD, CONNECTICUT 06115
                (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)
                                   ----------
                                   COPIES TO:
      MICHAEL BERENSON, ESQ.                      EDWIN L. KERR, ESQ.
 JORDEN BURT BERENSON & JOHNSON LLP                     COUNSEL
   1025 THOMAS JEFFERSON ST. N.W.     PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
           SUITE 400 EAST                          ONE AMERICAN ROW
     WASHINGTON, D.C. 20007-0805              HARTFORD, CONNECTICUT 06115
                                   ----------

Title and amount of securities being registered:
    Flexible premium variable life insurance policies.

Approximate date of proposed public offering:
    As soon as practicable after the effective date of this Registration Statement.
                                   ----------


Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has chosen to register an indefinite amount of securities being offered.


                                   ----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                       CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                           CAPTION IN PROSPECTUS
-----------                           ---------------------

      1             The VUL Account
      2             Phoenix Life and Annuity Company
      3             Not Applicable
      4             Sales of Policies
      5             The VUL Account
      6             The VUL Account
      7             Not Applicable
      8             Not Applicable
      9             Legal Proceedings
     10             The Policy
     11             Investments of the VUL Account
     12             Investments of the VUL Account
     13             Charges and Deductions; Investments of the VUL Account
     14             Premium Payment; Allocation of Issue Premium; Right to
                    Cancel Period
     15             Allocation of Issue Premium; Transfer of Policy Value
     16             Investments of the VUL Account
     17             Surrenders
     18             Allocation of Issue Premium; Transfer of Policy Value;
                    Reinvestment and Redemption
     19             Voting Rights; Reports
     20             Not Applicable
     21             Policy Loans
     22             Not Applicable
     23             Safekeeping of the VUL Account's Assets
     24             Not Applicable
     25             Phoenix Life and Annuity Company
     26             Charges and Other Deductions; Investments of the VUL Account
     27             Phoenix Life and Annuity Company
     28             Phoenix Life and Annuity Company; The Directors and
                    Executive Officers of Phoenix Life and Annuity Company
     29             Not Applicable
     30             Not Applicable
     31             Not Applicable
     32             Not Applicable
     33             Not Applicable
     34             Not Applicable
     35             Phoenix Life and Annuity Company
     36             Not Applicable
     37             Not Applicable
     38             Sales of Policies
     39             Sales of Policies
     40             Not Applicable
     41             Sales of Policies
     42             Not Applicable
     43             Not Applicable
     44             Determination of Subaccount Values
     45             Not Applicable
     46             Determination of Subaccount Values
     47             Allocation of Issue Premium; Determination of Subaccount
                    Values
     48             Not Applicable
     49             Not Applicable
     50             Not Applicable

N-8B-2 ITEM                           CAPTION IN PROSPECTUS
-----------                           ---------------------

     51             Phoenix Life and Annuity Company; The Policy; Charges and
                    Deductions
     52             Investments of the VUL Account
     53             Federal Tax Considerations
     54             Not Applicable
     55             Not Applicable
     56             Not Applicable
     57             Not Applicable
     58             Not Applicable
     59             Not Applicable

HOME OFFICE:      PHOENIX LIFE AND ANNUITY COMPANY     PHOENIX VARIABLE PRODUCTS
One American Row                                         MAIL OPERATIONS (VPMO):
Hartford, CT 06115                                                   PO Box 8027
                                                           Boston, MA 02266-8027

                         VARIABLE LIFE INSURANCE POLICY


                                   PROSPECTUS

                                November 10, 1997



    This Prospectus describes Flexible Premium Variable Life Insurance Policies (the "Policy" or "Policies"), offered by Phoenix Life and Annuity Company ("Phoenix"). An applicant chooses the amount of Issue Premium desired and it is then shown in the Policy. Generally, the minimum Issue Premium Phoenix will accept is 1/6 of the Planned Annual Premium. Phoenix may, in some cases, accept less than that amount. The amount and payment frequency of Planned Annual Premiums are as shown in the Policy. If too much is paid in premium in the early Policy Years, the Policy could become a "modified endowment contract." This would cause loans and other amounts received under the Policy to be subject to tax and/or penalties. Currently, Phoenix notifies a Policyowner when a Policy becomes a modified endowment contract.


    Premium payments are allocated to one or more of the Subaccounts of the Phoenix Life and Annuity Variable Universal Life Account (the "VUL Account") or to the Guaranteed Interest Account ("GIA"), as specified in the applicant's application for insurance. The VUL Account is divided into Subaccounts, each of which invests in a corresponding series of The Phoenix Edge Series Fund (the "Fund"). For certain Policyowners, the Issue Premium is first allocated to the Money Market Subaccount before being allocated according to the instructions in the application.

    There is no guaranteed minimum Policy Value except for that portion of Policy Value invested in the GIA, which has a 4% minimum interest rate guarantee. The Policy Value not invested in the GIA will vary to reflect the investment experience of the Subaccounts of the VUL Account to which premiums have been allocated. A Policyowner bears the investment risk for all amounts so allocated. The Policy will remain in effect so long as the Policy Value or Cash Surrender Value is sufficient to pay certain monthly charges imposed in connection with the Policy.

    The death benefit under the Policy equals the Policy's face amount on the date of the Insured's death or, if greater, the Policy Value on the date of death increased by the applicable percentage set forth in the Policy. Other death benefit options also are available.

    A Policyowner may cancel the Policy within 10 days (or longer in some states), after the Policyowner receives it or 10 days after Phoenix mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days of completing the application, whichever is latest.

    It may not be advantageous to purchase a Policy as a replacement for your current life insurance or to supplement an existing life insurance policy.

    This Prospectus is valid only if accompanied by or preceded by current prospectuses for the Funds. This Prospectus and the prospectuses for the Funds should be read and retained for future reference.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS



Heading                                                 Page
------------------------------------------------------------

VARIABLE LIFE INSURANCE POLICY ........................    1
TABLE OF CONTENTS .....................................    2
 SPECIAL TERMS ........................................    3
SUMMARY ...............................................    4
PHOENIX AND THE VUL ACCOUNT............................    5
   Phoenix ............................................    5
   The VUL Account ....................................    5
   The GIA ............................................    6
THE POLICY ............................................    6
   Introduction .......................................    6
   Eligible Purchasers ................................    6
   Premium Payment ....................................    6
   Allocation of Issue Premium ........................    7
   Right to Cancel Period .............................    7
   Temporary Insurance Coverage .......................    7
   Transfer of Policy Value ...........................    7
   Determination of Subaccount Values .................    8
   Death Benefit ......................................    8
   Surrenders .........................................    9
   Policy Loans .......................................   10
   Lapse ..............................................   10
   Payment of Premiums During Period of Disability ....   11
   Additional Insurance Options .......................   11
   Additional Rider Benefits ..........................   11
INVESTMENTS OF THE VUL ACCOUNT ........................   12
   Participating Mutual  Funds.........................   12
   Investment Advisers to The Phoenix Edge Series Fund.   13
   Services of the Adviser.............................   13
   Reinvestment and Redemption ........................   13
   Substitution of Investments ........................   13
 CHARGES AND DEDUCTIONS ...............................   14
      Monthly Deduction ...............................   14
      Premium Taxes ...................................   14
      Federal Tax Charge...............................   14
      Mortality and Expense Risk Charge ...............   14
      Investment Management Charge ....................   15
      Other Charges ...................................   15
GENERAL PROVISIONS ....................................   16
   Postponement of Payments ...........................   16
   Payment by Check ...................................   16
   The Contract .......................................   16
   Suicide ............................................   16
   Incontestability ...................................   16
   Change of Owner or Beneficiary .....................   16
   Assignment .........................................   16
   Misstatement of Age or Sex .........................   16
PAYMENT OF PROCEEDS ...................................   17
   Surrender and Death Benefit Proceeds ...............   17
   Payment Options ....................................   17
FEDERAL TAX CONSIDERATIONS ............................   17
   Introduction .......................................   17
   Phoenix's Tax Status ...............................   18
   Policy Benefits ....................................   18
   Business-Owned Policies.............................   18
   Modified Endowment Contracts .......................   19
   Limitations on Unreasonable Mortality
      and Expense Charges .............................   19
   Qualified Plans ....................................   19
   Diversification Standards ..........................   19
   Change of Ownership or Insured or Assignment .......   20
   Other Taxes ........................................   20
VOTING RIGHTS .........................................   20
   The Fund ...........................................   20
   Phoenix.............................................   20
THE DIRECTORS AND EXECUTIVE OFFICERS OF
PHOENIX ...............................................   21
SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS ...............   21
SALES OF POLICIES .....................................   21
STATE REGULATION ......................................   21
REPORTS ...............................................   21
LEGAL PROCEEDINGS .....................................   22
LEGAL MATTERS .........................................   22
REGISTRATION STATEMENT ................................   22
FINANCIAL STATEMENTS ..................................   22
APPENDIX A ............................................   56
APPENDIX B ............................................   57



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

SPECIAL TERMS
--------------------------------------------------------------------------------

    As used in this Prospectus, the following terms have the indicated meanings:

ATTAINED AGE: The age of the Insured on the birthday nearest the most recent Policy Anniversary.

BENEFICIARY: The person or persons specified by the Policyowner as entitled to receive the death benefits under a Policy.

CASH SURRENDER VALUE: The Policy Value less any surrender charge that would apply on the date of surrender and less any Debt.

DEATH BENEFIT GUARANTEE: An additional benefit rider available with the Policy that guarantees a death benefit equal to the initial face amount or the face amount as later increased or decreased, provided that Minimum Required Premiums are paid. See "Additional Rider Benefits."

DEBT: Outstanding loans against a Policy, plus accrued interest.


FUND: The Phoenix Edge Series Fund.


GENERAL ACCOUNT: The general asset account of Phoenix.


GIA (GUARANTEED INTEREST ACCOUNT): An allocation option under which amounts deposited are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of Phoenix.


IN FORCE: Conditions under which the coverage under a Policy is in effect and the Insured's life remains insured.

INSURED: The person upon whose life the Policy is issued.


ISSUE PREMIUM: The premium payment made in connection with the issue of the Policy.


MINIMUM REQUIRED PREMIUM: The required premium as specified in the Policy. An increase or decrease in the face amount of the Policy will change the Minimum Required Premium amount.

MONTHLY CALCULATION DAY: The first Monthly Calculation Day is the same day as the Policy Date. Subsequent Monthly Calculation Days are the same day of each month thereafter or, if such day does not fall within a given month, the last day of that month will be the Monthly Calculation Day.


OWNER (POLICYOWNER, YOU, YOUR): The person(s) who purchase(s) a Policy.

PAYMENT DATE: The Valuation Date on which a premium payment or loan repayment is received at Phoenix, unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next Valuation Date.


PHOENIX: Phoenix Life and Annuity Company, Hartford, Connecticut.

PLANNED ANNUAL PREMIUM: The premium amount that the Policyowner agrees to pay each Policy Year. It must be at least equal to the Minimum Required Premium required for the face amount of insurance selected and must be no greater than the maximum premium allowed for the face amount selected.

POLICY ANNIVERSARY: Each anniversary of the Policy Date.

POLICY DATE: The Policy Date as shown on the Schedule Page of the Policy. It is the date from which Policy Years and Policy Anniversaries are measured.

POLICY MONTH: The period from one Monthly Calculation Day up to but not including the next Monthly Calculation Day.

POLICYOWNER (OWNER): The owner of a Policy.

POLICY VALUE: The sum of a Policy's share in the values of each Subaccount of the VUL Account plus the Policy's share in the values of the GIA.

POLICY YEAR: The first Policy Year is the one-year period from the Policy Date up to, but not including, the first Policy Anniversary. Each succeeding Policy Year is the one-year period from the Policy Anniversary up to but not including the next Policy Anniversary.


PROPORTIONATE (PRO RATA): Amounts allocated to Subaccounts on a proportionate basis are allocated by increasing (or decreasing) a Policy's share in the value of the affected Subaccounts so that such shares maintain the same ratio to each other before and after the allocation.

SERIES: A separate investment portfolio of the Fund.


SUBACCOUNTS: Accounts within the VUL Account to which non-loaned assets under a Policy are allocated.

UNIT: A standard of measurement used in determining the value of a Policy. The value of a Unit for each Subaccount will reflect the investment performance of that Subaccount and will vary in dollar amount.

VALUATION DATE: For any Subaccount, each date on which the net asset value of the Fund is determined.

VALUATION PERIOD: For any Subaccount, the period in days from the end of one Valuation Date through the next.


VPMO: Variable Products Mail Operations Division of Phoenix that receives and processes incoming mail for VULA.


VUL ACCOUNT: Phoenix Life and Annuity Variable Universal Life Account.


VULA: Variable and Universal Life Administration Division of Phoenix.

SUMMARY
--------------------------------------------------------------------------------
1.   WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A
     CONVENTIONAL FIXED BENEFIT LIFE INSURANCE POLICY?
     Like conventional fixed benefit life insurance, so long as the Policy remains In Force, the Policy will provide for: (1) the payment of a death benefit to a Beneficiary upon the Insured's death; (2) the accumulation of cash value; and (3) surrender rights and Policy loan privileges.

     The Policy differs from conventional fixed benefit life insurance by allowing Policyowners to allocate premiums to one or more Subaccounts of the VUL Account or to the GIA. Each Subaccount invests exclusively in a designated portfolio of the Fund. Also, under the Policy, the Policy Value invested in the VUL Account is not guaranteed and may increase or decrease depending upon the investment experience of the Subaccounts of the VUL Account. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets but reaps the benefits of any appreciation in value. See "Policy Value."

     In addition, unlike conventional fixed benefit life insurance, a Policyowner also has the flexibility to make additional premium payments and to thereby adjust the Policy Value. However, unlike conventional fixed benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium payment schedule. Moreover, after the payment of the Issue Premium, the failure to make additional premium payments will not in itself cause the Policy to lapse. Conversely, the payment of additional premiums will not guarantee that the Policy will remain In Force. Generally, lapse will occur when the Cash Surrender Value is insufficient to pay certain charges deducted on the Monthly Calculation Day, and a grace period expires without payment of the additional amount required. See "Lapse."

     If a Whole Life Exchange Option Rider is attached to the Policy, the Policy may be exchanged for a fixed benefit whole life policy. (See "Additional Rider Benefits.")

2.   IS THERE A GUARANTEED ACCOUNT OPTION?
     Yes. A Policyowner may elect to have premium payments allocated to the GIA. Amounts allocated to the GIA earn a fixed rate of interest and Phoenix also may, in its sole discretion, credit excess interest. (See Appendix A.)

3.   WHAT IS THE DEATH BENEFIT UNDER THE POLICY?
     The Policy provides for the payment of benefits upon the death of the Insured. Upon application for a Policy, an applicant designates an Issue Premium. The Policy indicates the face amount of insurance. The death benefit will equal the face amount on the date of the Insured's death or, if greater, the Policy Value on the date of the Insured's death increased by the applicable percentage set forth in the Policy. If the increased death benefit option is selected, the death benefit will equal the face amount on the date of the Insured's death plus the Policy Value or, if greater, the Policy Value on the date of the Insured's death increased by the applicable percentage set forth in the Policy. Guaranteed death benefit and living benefits riders also are available. See "Death Benefit."

4.  HOW LONG WILL THE POLICY REMAIN IN FORCE?
    The Policy will lapse only when the Cash Surrender Value is insufficient to pay the monthly deduction (see "Charges and Deductions--Monthly Deductions"), and a grace period expires without payment of the additional amount required. In this respect, the Policy differs in two important respects from a conventional fixed benefit life insurance Policy. First, the failure to pay additional premiums will not automatically cause the Policy to lapse. Second, the payment of premiums of any prespecified amount does not guarantee that the Policy will remain In Force. A rider is available to ensure that premium payments will continue during a period of disability.


5.  WHAT CHARGES ARE THERE IN CONNECTION WITH THE POLICY? MONTHLY DEDUCTION:
     A deduction is made each Policy Month from the Policy Value (excluding the value of the loaned portion of the GIA) to pay the cost of insurance provided under the Policy; the cost of any rider benefits provided; any unpaid balance of the Issue Expense Charge; and an administrative charge as shown on the Schedule Page of the Policy. The administrative charge may vary but in no event will it exceed $10 per month. Currently, the administrative charge is $5 per month.


    OTHER CHARGES: A fee equal to the lesser of $25 or 2% of the partial surrender amount paid is deducted from the Policy Value for each partial surrender. A partial surrender charge equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by applying a formula, also is assessed against the VUL Account Subaccounts or the GIA when a partial surrender is made.

    No charges are currently made from the VUL Account or the GIA for federal or state income taxes. If Phoenix determines that such taxes may be imposed, it may make deductions from the VUL Account to pay these taxes.

    Phoenix charges each Subaccount of the VUL Account the daily equivalent of .80% for the first 15 years and then 0.25% on an annual basis of the current value of the Subaccount's net assets for its assumption of certain mortality and expense risks incurred in connection with the Policy.

    Premium amounts also are reduced by any applicable premium tax, a federal tax charge of 1.50% and, for payments made during a grace period, by the amount needed to cover any monthly deductions made during the grace period.


    In addition, certain charges are deducted from the assets of the Funds. For investment advisory services, each Series of a Fund pays the adviser a separate monthly fee calculated on the basis of its average daily net assets during the year. See "Charges and Deductions--Other Charges."

6.  IS THERE A RIGHT TO CANCEL PERIOD?
     Yes. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it (or longer in some states), or 10 days after Phoenix mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days of completing the application, whichever is latest.


7.  HOW ARE PREMIUMS ALLOCATED?
    If the applicant elects the Temporary Money Market Allocation Amendment in the application, Phoenix will allocate the entire Issue Premium, less applicable charges, to the Money Market Subaccount of the VUL Account. Phoenix requires this election for all applicants in certain states and for applicants in certain states who indicate on their application that they intend the Policy to replace existing insurance. At the expiration of the Right to Cancel Period for such Policyowners, the Policy Value will be allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the Policyowner's allocation instructions in the application for insurance. All other Policyowners will have their Issue Premium, less applicable charges, allocated according to the instructions in the application on the date it is received without first having the premium placed in the Money Market Subaccount. The Policy Value may be allocated among the available Subaccounts of the VUL Account, each of which invests in shares of a designated portfolio of the Fund, or to the GIA.

8. AFTER THE INITIAL ALLOCATION, MAY I CHANGE THE ALLOCATION OF POLICY VALUE? Yes. A Policyowner may transfer amounts among the Subaccounts of the VUL
Account or the GIA. Only one transfer per Policy Year is permitted from the unloaned portion of the GIA. The amount of that transfer is limited to the higher of $1,000 or 25% of the value of the Policy in the unloaned portion of the GIA. Also, Phoenix reserves the right to require that transfers be made by written request. Phoenix further reserves the right to permit transfers of less than $500 only if the entire balance in the Subaccount of the VUL Account or the GIA is transferred. A systematic transfer program also is available. See "Transfer of Policy Value."

9.  MAY THE POLICY BE SURRENDERED?
    Yes. A Policyowner may totally surrender the Policy at any time and receive the Cash Surrender Value. Subject to certain limitations, the Policyowner also may partially surrender the Policy at any time prior to the Maturity Date. In the future, Phoenix may set a minimum partial surrender amount, not to exceed $500. See "Surrenders--Partial Surrenders." A partial surrender will result in a decrease in the death benefit under the Policy. See "Death Benefit." If the Policy is totally or partially surrendered during the first 10 Policy Years, a Surrender Charge will apply. See "Surrender Charge." In addition, there may be certain tax consequences as the result of a surrender. For example, a Policy may be a "modified endowment contract" if the amount of premium paid during the first seven Policy Years is more than the amount that would have been paid if the Policy had provided for paid-up benefits after the payment of seven level annual premiums. Distributions such as loans and full or partial surrenders under a modified endowment contract may be taxable income to the extent they exceed the premiums paid. If such income is distributed before the Policyowner attains age 59 1/2, a 10% penalty tax may be imposed. See "Federal Tax Considerations."

10. WHAT IS THE POLICY'S LOAN PRIVILEGE?
     A Policyowner may obtain Policy loans in an amount up to 90% of the result of subtracting the remaining Surrender Charge from the Policy Value. The interest rate on a loan is at an effective annual rate as stated in the Policy, compounded daily and payable on each Policy Anniversary in arrears. The requested loan amount is transferred from the VUL Account to the loaned portion of the GIA and is credited with interest at an effective annual rate as stated in the Policy. Phoenix reserves the right not to allow loans of less than $500 unless the loans are to pay premiums on another policy issued by Phoenix. See "The Policy--Policy Loans."

     The proceeds of Policy loans may be subject to federal income tax under certain circumstances. See "Federal Tax Considerations."

11. HOW ARE INSURANCE BENEFITS PAID?
     Surrender and death benefits under the Policy may be paid in a lump sum or under one of the payment options set forth in the Policy. See "Payment Options."

PHOENIX AND THE VUL ACCOUNT
--------------------------------------------------------------------------------
PHOENIX

    Phoenix is an indirect subsidiary of Phoenix Home Life Mutual Insurance Company. Its executive office is located at One American Row, Hartford, Connecticut 06115, and its main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. Phoenix is a Connecticut stock company formed to write life insurance and annuity contracts. Formerly, it was Savers Life Insurance Company of America, chartered in Missouri in 1981. It was redomesticated to Connecticut in April, 1997. Phoenix sells insurance policies through its own field force of full time agents and through brokers. Its operations are conducted in 22 states.



THE VUL ACCOUNT

    The VUL Account is a separate account of Phoenix, formed on July 1, 1996 and governed under the laws of Connecticut. It is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and it meets the definition of a "separate account" under that Act. Such registration does not involve supervision of the management of the VUL Account or Phoenix by the Securities and Exchange Commission.


    The VUL Account is divided into Subaccounts each of which is available for allocation of Policy Value. If, in the future, Phoenix determines that marketing needs and investment conditions warrant, Phoenix may establish additional Subaccounts which will be made available to existing Policyowners to the extent and on a basis determined by Phoenix. Each Subaccount will invest solely in shares of the Funds allocable to one of the available portfolios, each having the specified investment objective set forth under "Investments of the VUL Account--Participating Mutual Fund."

    Phoenix does not guarantee the investment performance of the VUL Account or any of its Subaccounts. The Policy Value allocated to the VUL Account depends on the investment performance of the Fund. Thus, the Policyowner bears the full investment risk for all monies invested in the VUL Account.


    The VUL Account is administered and accounted for as part of the general business of Phoenix, but the income, gains, or losses of the VUL Account are credited to or charged against the assets held in the VUL Account without regard to other income, gains, or losses of any other business Phoenix may conduct. Under Connecticut law, the assets of the VUL Account are not chargeable with liabilities arising out of any other business Phoenix may conduct. Nevertheless all obligations arising under the Policy are general corporate obligations of Phoenix.


THE GIA
    The GIA is not part of the VUL Account. It is accounted for as part of the General Account. Phoenix reserves the right to limit cumulative deposits, including transfers, to the unloaned portion of the GIA to no more than $250,000 during any one-week period. Phoenix will credit interest daily on the amounts allocated under the Policy to the GIA. The credited rate will be uniform by class. The loaned portion of the GIA will be credited interest at an effective annual fixed rate of 2%. Interest on the unloaned portion of the GIA will be credited at an effective annual rate of not less than 4%.

    Bi-weekly, Phoenix sets the interest rate that will apply to any net premium or transferred amounts deposited to the unloaned portion of the GIA. That rate will remain in effect for such deposits for an initial guarantee period of one full year from the date of deposit. Upon expiration of the initial one-year guarantee period (and each subsequent one-year guarantee period thereafter), the rate to be applied to any deposits whose guarantee period has just ended shall be the same rate as is applied to new deposits allocated to the GIA at the time that the guarantee period expired. This rate will likewise remain in effect for a guarantee period of one full year from the date the new rate is applied. For more complete information concerning the GIA, see Appendix A.

THE POLICY
--------------------------------------------------------------------------------
INTRODUCTION

    The Policy is a flexible premium variable life insurance policy. The Policy has a death benefit, Cash Surrender Value, and loan privilege such as is associated with a traditional fixed benefit whole life policy. The Policy differs from a fixed benefit whole life policy, however, because the Policyowner specifies into which of several Subaccounts of the VUL Account or the GIA net premium is to be allocated. Each Subaccount of the VUL Account, in turn, invests its assets exclusively in a portfolio of the Funds. The Policy Value varies according to the investment performance of the Series to which Policy Value has been allocated.


ELIGIBLE PURCHASERS
    Any person up to the age of 75 is eligible to be insured under a newly purchased Policy after providing acceptable evidence of insurability. A person can purchase a Policy to insure the life of another person provided that the Policyowner has an insurable interest in the life of the Insured, and the Insured consents.

PREMIUM PAYMENT

    The minimum Issue Premium for a Policy is generally 1/6 of the Planned Annual Premium. The Issue Premium is due on the Policy Date. The Insured must be alive when the Issue Premium is paid. Thereafter, the amount and payment frequency of planned premiums are as shown on the Schedule Page of the Policy. All premiums are payable at VPMO, except that the Issue Premium may be paid to an authorized agent of Phoenix for forwarding to the Underwriting Department of Phoenix.


    Any premium payments will be reduced by the applicable premium tax and by a federal tax charge of 1.50%. The Issue Premium also will be reduced by the Issue Expense Charge on a pro rata basis in equal monthly installments over a 12-month period. Any unpaid balance of the Issue Expense Charge will be paid to Phoenix upon policy lapse or termination.


    Premium payments received during a grace period also will be reduced by the amount needed to cover any monthly deductions during the grace period. The remainder will be applied on the Payment Date to the various Subaccounts of the VUL Account or to the GIA, based on the premium allocation schedule elected in the application for the Policy or as later changed. The allocation schedule for premium payments may be changed by calling VULA or writing to VPMO. Allocations to the VUL Account Subaccounts or to the GIA must be expressed in terms of whole percentages.


    The number of units credited to a Subaccount of the VUL Account will be determined by dividing the portion of the net premium applied to that Subaccount by the unit value of the Subaccount on the Payment Date.


    A Policyowner may increase or decrease the planned premium amount or payment frequency at any time by written notice to VPMO. Phoenix reserves the right to limit increases to such maximums as may be established from time to time. Additional premium payments may be made at any time. Each premium payment must at least equal $25 or, if made during a grace period, the payment must equal the amount needed to prevent lapse of the Policy.


    A Policyholder also may elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under the Policy under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon Phoenix's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force.

    The Policy contains a total premium limit as shown on the Schedule Page. This limit is applied to the sum of all premiums paid under the Policy. If the total premium limit is exceeded, the Policyowner will receive the excess, with interest at an annual rate of not less than 4%, not later than 60 days after the end of the Policy Year in which the limit was exceeded. The Policy Value will then be adjusted to reflect the refund. The amount to be taken from each Subaccount or the GIA will be allocated in the same manner as provided for monthly deductions unless the Policyowner requests otherwise in writing. The total premium limit may be exceeded if additional premium is needed to prevent lapse or if Phoenix determines that additional premium would be permitted by federal laws or regulations.

    A Policyowner may authorize his bank to draw $25 or more from his/her personal checking account monthly to purchase Units in any available Subaccount. The amount the Policyowner designates will be automatically invested in the Subaccount of his/her choice on the date the bank draws on his account.

    Policies sold to officers, directors and employees of Phoenix (and their spouses and children) will be credited with an amount equal to the first-year commission that would apply on the amount of premium contributed. This option also is available to career agents of Phoenix (and their spouses and children).

ALLOCATION OF ISSUE PREMIUM
    Phoenix will generally allocate the Issue Premium less applicable charges to the VUL Account or to the GIA upon receipt of a completed application, in accordance with the allocation instructions in the application for a Policy. However, Policies issued in certain states, and Policies issued in certain states pursuant to applications which state the Policy is intended to replace existing insurance, are issued with a Temporary Money Market Allocation Amendment. Under this Amendment, Phoenix temporarily allocates the entire Issue Premium paid less applicable charges (along with any other premiums paid during the Right to Cancel Period) to the Money Market Subaccount of the VUL Account, and, at the expiration of the Right to Cancel Period, the Policy Value of the Money Market Subaccount is allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the applicant's allocation instructions in the application for insurance.

RIGHT TO CANCEL PERIOD
    A Policy may be returned by mailing or delivering it to Phoenix within 10 days after the Policyowner receives it (or longer in some states); within 10 days after Phoenix mails or delivers a written notice of withdrawal right to the Policyowner; or within 45 days after the applicant signs the application for insurance, whichever occurs latest (the "Right to Cancel Period"). The returned Policy is treated as if Phoenix never issued the Policy and, except for Policies issued with a Temporary Money Market Allocation Amendment, Phoenix will return the sum of the following as of the date Phoenix receives the returned Policy:
(i) the then current Policy Value less any unpaid loans and loan interest; plus
(ii) any monthly deductions, partial surrender fees, and other charges made under the Policy, including investment advisory fees, or any Fund expenses deducted. The amount returned for Policies issued with the Amendment will equal any premiums paid less any unrepaid loans and loan interest, and less any partial surrender amounts paid.

    Phoenix reserves the right to disapprove an application for processing within seven days of receipt at Phoenix of the completed application for insurance, in which event Phoenix will return the premium paid. Even after approval of the application for processing, Phoenix reserves the right to decline issuance of the Policy, in which event Phoenix will refund the applicant the same amount as would have been refunded under the Policy had it been issued but returned for refund during the Right to Cancel Period.

TEMPORARY INSURANCE COVERAGE
    On the date the application for a Policy is signed and submitted with the Issue Premium, Phoenix issues a Temporary Insurance Receipt (the "Receipt") in connection with the application. Under the Receipt, the insurance protection applied for (subject to the limits of liability and in accordance with the terms set forth in the Policy and in the Receipt) takes effect on the date of the application.

TRANSFER OF POLICY VALUE
    SYSTEMATIC TRANSFER PROGRAM

    A Policyowner may elect to transfer funds automatically among the Subaccounts or the unloaned portion of the GIA on a monthly, quarterly, semi-annual or annual basis under the Systematic Transfer Program for Dollar Cost Averaging ("Systematic Transfer Program"). Under this Systematic Transfer Program, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semi-annually or $300 annually. You must have an initial value of $1,000 in the GIA or the Subaccount that funds will be transferred from ("Sending Subaccount") and if the value in that Subaccount or the GIA drops below the elected transfer amount, the entire remaining balance will be transferred and no more systematic transfers will be processed. Funds may be transferred from only one Sending Subaccount or the GIA, but may be allocated to multiple Subaccounts ("Receiving Subaccounts"). Under the Systematic Transfer Program, Policyowners may make more than one transfer per Policy Year from the GIA, in approximately equal amounts over a minimum 18-month period.

    Only one Systematic Transfer Program can be active per Policy. After the completion of the Systematic Transfer Program, you can call VPO at 1-800-892-4885 to begin a new Systematic Transfer Program.


     All transfers under the Systematic Transfer Program will be executed on the basis of the respective values as of the first of the month following receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next succeeding business day. Enrollment in the Systematic Transfer Program may or may not be in the Policyowner's best interest.

    NON-SYSTEMATIC TRANSFERS
     Transfers among available Subaccounts or the GIA and changes in premium payment allocations may be requested in writing or by calling 1-800-892-4885, between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time. Written requests will be executed on the date the request is received at Variable and Universal Life Administration, except as noted below. Unless the Policyowner elects in writing not to authorize telephone transfers or allocation changes, telephone transfer orders and allocation changes also will be accepted on behalf of the Policyowner from his/her registered representative. Phoenix and Phoenix Equity Planning Corporation ("PEPCO") will employ reasonable procedures to confirm that telephone instructions are genuine. They will require verification of account information and will record telephone instructions on tape. All telephone transfers will be confirmed in writing to the Policyowner. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, Phoenix and PEPCO may be liable for following telephone instructions for transfers that prove to be fraudulent. However, the Policyowner would bear the risk of loss resulting from instructions entered by an unauthorized third party that Phoenix and PEPCO reasonably believe to be genuine. These telephone privileges may be modified or terminated at any time and, during times of extreme market volatility, may be difficult to exercise. In such cases, the Policyowner should submit a written request.


    Phoenix reserves the right to permit transfers of less than $500 only if the entire balance in the Subaccount or the GIA is transferred or if the Systematic Transfer Program has been elected.

    Phoenix reserves the right to prohibit a transfer to any Subaccount of the VUL Account where the resultant value of the Policy's share in that Subaccount immediately after the transfer would be less than $500. It further reserves the right to require that the entire balance of a Subaccount or the GIA be transferred if the share of the Policy in the value of that Subaccount would, immediately after the transfer, be less than $500.


    Unless Phoenix agrees otherwise or the Systematic Transfer Program has been elected, a Policyowner may make only one transfer per Policy Year from the unloaned portion of the GIA and the amount that may be transferred cannot exceed the greater of $1,000 or 25% of the value of the Policy in the unloaned portion of the GIA at the time of the transfer. Non-systematic transfers from the unloaned portion of the GIA will be effectuated on the date of receipt by VPMO.

    Phoenix reserves the right to limit the number of Subaccounts you may elect to a total of 18 at any one time and/or over the life of the Policy unless required to be less to comply with changes in federal and/or state regulation, including tax, securities and insurance law. As of the date of this Prospectus, this limitation has no effect because fewer than 18 Subaccounts are offered.


     For policies issued with the Temporary Money Market Allocation Amendment, transfers may not be made until termination of the Right to Cancel Period.

DETERMINATION OF SUBACCOUNT VALUES
    The unit value of each Subaccount of the VUL Account was set by Phoenix on the first Valuation Date of each such Subaccount. The unit value of a Subaccount of the VUL Account on any other Valuation Date is determined by multiplying the unit value of that Subaccount on the just prior Valuation Date by the Net Investment Factor for that Subaccount for the then current Valuation Period. The unit value of each Subaccount of the VUL Account on a day other than a Valuation Date is the unit value on the next Valuation Date. Unit values are carried to 6 decimal places. The unit value of each Subaccount of the VUL Account on a Valuation Date is determined at the end of that day.

    The Net Investment Factor for each Subaccount of the VUL Account is determined by the investment performance of the assets held by the Subaccount during the Valuation Period. Each valuation will follow applicable law and accepted procedures. The Net Investment Factor is equal to item (D) below subtracted from the result of dividing the sum of items (A) and (B) by item (C).

    (A) The value of the assets in the Subaccount on the current Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current Valuation Period.

    (B) The amount of any dividend (or, if applicable, any capital gain distribution) received by the Subaccount if the "ex-dividend" date for shares of the Fund occurs during the current Valuation Period.

    (C) The value of the assets in the Subaccount as of the just prior Valuation Date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net value of all transactions during the Valuation Period ending on that date.

    (D) The sum of the following daily charges multiplied by the number of days in the current Valuation Period:

         1.  the mortality and expense risk charge; and

         2. the charge, if any, for taxes and reserves for taxes on investment income, and realized and unrealized capital gains.

DEATH BENEFIT
    GENERAL
    The death benefit (under Option 1) equals the Policy's face amount on the date of the Insured's death or, if greater, the minimum death benefit on the date of death. Under Option 2, the death benefit equals the Policy's face amount on the date of the Insured's death plus the Policy Value. Under either Option, the minimum death benefit is the Policy Value on the date of death of the Insured increased by the applicable percentage from the table contained in the Policy, based on the Insured's attained age at the beginning of the Policy Year in which the death occurs. If no option is elected, Option 1 will apply.

    GUARANTEED DEATH BENEFIT OPTION
    For Policies with a face amount of at least $50,000, a guaranteed death benefit rider may be purchased. Under this Policy rider, if a Policyowner pays the required premium each year as specified in the rider, the death benefit selected will be guaranteed for a certain specified number of years, regardless of the investment performance of the Policy, and will equal either the initial face amount or the face amount as later changed by increases or decreases. In order to keep this guaranteed death benefit In Force, there may be limitations on the amount of partial surrenders or decreases in face amount permitted.

    LIVING BENEFITS OPTION
    In the event of a terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to a maximum of $250,000) is available if a Living Benefits Rider has been purchased. The minimum face amount of the Policy after any such accelerated benefit payment is $10,000.

    REQUESTS FOR INCREASE IN FACE AMOUNT
    Any time after the first Policy Anniversary, a Policyowner may request an increase in the face amount of insurance provided under the Policy. Requests for face amount increases must be made in writing, and Phoenix requires additional evidence of insurability. The effective date of the increase generally will be the Policy Anniversary following approval of the increase. The increase may not be less than $25,000 and no increase will be permitted after the Insured's age
75. The charge for the increase is $1.50 per $1,000 of face amount increase requested subject to a maximum of $600. No additional monthly administration charge will be assessed for face amount increases. Phoenix will deduct any charges associated with the increase (the increases in cost of insurance charges), from the Policy Value, whether or not the Policyowner pays an additional premium in connection with the increase. The surrender charge applicable to the Policy also will increase. At the time of the increase, the Cash Surrender Value must be sufficient to pay the monthly deduction on that date, or additional premiums will be required to be paid on or before the effective date. Also, a new Right to Cancel Period (see "The Policy--Right to Cancel Period") will be established for the amount of the increase. For a discussion of possible implications of a material change in the Policy resulting from the increase, see "Material Change Rules."

    PARTIAL SURRENDER AND DECREASES IN FACE AMOUNT: EFFECT
    ON DEATH BENEFIT
    A partial surrender or a decrease in face amount generally decreases the death benefit. Upon a decrease in face amount or partial surrender, a partial surrender charge will be deducted from Policy Value based on the amount of the decrease or partial surrender. With a decrease in face amount, the death benefit under a Policy would be reduced on the next Monthly Calculation Day. With a partial surrender, the death benefit under a Policy would be reduced immediately. A decrease in the death benefit may have certain tax consequences. See "Federal Tax Considerations."

    REQUESTS FOR DECREASE IN FACE AMOUNT
    A Policyowner may request a decrease in face amount at any time after the first Policy Year. Unless Phoenix agrees otherwise, the decrease must at least equal $10,000 and the face amount remaining after the decrease must at least equal $25,000. All face amount decrease requests must be in writing and will be effective on the first Monthly Calculation Day following the date Phoenix approves the request. A partial surrender charge will be deducted from the Policy Value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction (the decrease in face amount divided by the face amount of the Policy before the decrease).

SURRENDERS
    GENERAL

    At any time during the lifetime of the Insured and while the Policy is In Force, the Policyowner may partially or fully surrender the Policy by sending a written release and surrender in a form satisfactory to Phoenix to VPMO, along with the Policy if Phoenix so requires. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at VPMO.

    Upon partial or full surrender, Phoenix generally will pay the amount surrendered to the Policyowner within seven days after Phoenix receives the written request for the surrender. Under certain circumstances, the surrender payment may be postponed. See "General Provisions--Postponement of Payments." For the federal tax effects of partial and full surrenders, see "Federal Tax Considerations."

    FULL SURRENDERS
    If the Policy is being fully surrendered, the Policy itself must be returned to VPMO, along with the written release and surrender of all claims in a form satisfactory to Phoenix. A Policyowner may elect to have the amount paid in a lump sum or under a payment option. See "Surrender Charge" and "Payment Options."

    PARTIAL SURRENDERS
    A Policyowner may obtain a partial surrender of the Policy by requesting that part of the Policy's Cash Surrender Value be paid. The Policyowner may do this at any time during the lifetime of the Insured while the Policy is In Force with a written request to VPMO. Phoenix reserves the right to require that the Policy be returned before payment is made. A partial surrender will be effective on the date the written request is received or, if required, the date the Policy is received. Surrender proceeds may be applied under any of the payment options described under "Payment of Proceeds--Payment Options."


    Phoenix reserves the right not to allow partial surrenders of less than $500. In addition, if the share of the Policy Value in any Subaccount or in the GIA (reduced as a result of a partial surrender) would be, immediately after the partial surrender, less than $500, Phoenix reserves the right to require that as part of any partial surrender, the entire remaining balance in that Subaccount or the GIA be surrendered.

    Upon a partial surrender, the Policy Value will be reduced by the sum of the following:

    (i) The Partial Surrender Amount Paid. This amount comes from a reduction in the Policy's share in the value of each Subaccount or the GIA based on the allocation requested at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount will be made in the same manner as that provided for monthly deductions.

    (ii) The Partial Surrender Fee. This fee is the lesser of $25 or 2% of the partial surrender amount paid. The assessment to each Subaccount or the GIA will be made in the same manner as provided for the partial surrender amount paid.

    (iii)A Partial Surrender Charge. This charge is equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value). This amount is assessed against the Subaccount or the GIA in the same manner as provided for the partial surrender amount paid.

    The Cash Surrender Value will be reduced by the partial surrender amount paid plus the partial surrender fee. The face amount of the Policy also will be reduced by the same amount as the Policy Value is reduced as described above.

POLICY LOANS
    While the Policy is In Force, a loan may be obtained against the Policy up to the available loan value. The loan value on any day is 90% of the result of subtracting the then remaining surrender charge from the Policy Value. The available loan value is the loan value on the current day less any outstanding Debt.

    The amount of any loan will be added to the loaned portion of the GIA and subtracted from the Policy's share of the Subaccounts or the unloaned portion of the GIA, based on the allocation requested at the time of the loan. The total reduction will equal the amount added to the loaned portion of the GIA. Allocations generally must be expressed in terms of whole percentages. If no allocation request is made, the amount subtracted from the share of each Subaccount or the unloaned portion of the GIA will be determined in the same manner as provided for monthly deductions. Interest will be credited and the loaned portion of the GIA will increase at an effective annual rate of 2%, compounded daily and payable in arrears. At the end of each Policy Year and at the time of any Debt repayment, interest credited to the loaned portion of the GIA will be transferred to the unloaned portion of the GIA.

    Debt may be repaid at any time during the lifetime of the Insured while the Policy is In Force. Any Debt repayment received by Phoenix during a grace period will be reduced to cover any overdue monthly deductions and only the balance will be applied to reduce the Debt. Such balance, in excess of any outstanding accrued loan interest, will be applied to reduce the loaned portion of the GIA and will be transferred to the unloaned portion of the GIA to the extent that loaned amounts taken from such Account have not been previously repaid. Otherwise, such balance will be transferred among the Subaccounts as the Policyowner requests upon repayment and, if no allocation request is made, according to the most recent premium allocation schedule on file.

    While there is outstanding Debt on the Policy, any payments received by Phoenix for the Policy will be applied directly to reduce the Debt unless specified as a premium payment by the Policyowner. Until the Debt is fully repaid, additional Debt repayments may be made at any time during the lifetime of the Insured while the Policy is In Force.

    Failure to repay a policy loan or to pay loan interest will not terminate the Policy except as otherwise provided under the terms of the Policy concerning the grace period and lapse.

    The proceeds of Policy loans may be subject to federal income tax under certain circumstances. See "Federal Tax Considerations."

    In the future, Phoenix may not allow Policy loans of less than $500, unless such loan is used to pay a premium on another Phoenix policy.

    The Policyowner will pay interest on the loan at an effective annual rate, compounded daily and payable in arrears. The loan interest rates in effect are as follows:

    4% for Policy Years 1 through 10 (or the Insured's
        age 65 if earlier)
    3% for Policy Years 11 through 15
    2 1/2% for Policy Years 16 and thereafter

     At the end of each Policy Year, any interest due on the Debt will be treated as a loan and will be offset by a transfer from the Policyowner's values to the value of the loaned portion of the GIA.

    A Policy loan, whether or not repaid, has a permanent effect on the Policy Value because the investment results of the Subaccounts or unloaned portion of the GIA will apply only to the amount remaining in the Subaccounts or the unloaned portion of the GIA. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts or the unloaned portion of the GIA earn more than the annual interest rate for funds held in the loaned portion of the GIA, Policy Value does not increase as rapidly as it would have had no loan been made. If the Subaccounts or the unloaned portion of the GIA earn less than the annual interest rate for funds held in the loaned portion of the GIA, Policy Value is greater than it would have been had no loan been made. A Policy loan, whether or not repaid, also has an effect on the Policy's Death Benefit due to any resulting differences in Cash Surrender Value.

LAPSE
    Unlike conventional life insurance policies, the payment of the Issue Premium, no matter how large, or the payment of additional premiums will not necessarily continue the Policy In Force to its Maturity Date.

    If on any Monthly Calculation Day during the first two Policy Years, the Policy Value is insufficient to cover the monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. If on any Monthly Calculation Day during any subsequent Policy Year, the Cash Surrender Value (which has become positive) is less than the required monthly deduction, a grace period of 61 days will be allowed for the payment of an amount equal to three times the required monthly deduction. However, until the Cash Surrender Value becomes positive for the first time, the Policy will not lapse as long as all premiums planned at issue have been paid.

    The Policy will continue In Force during any such grace period although Subaccount transfers, loans, partial or full surrenders will not be permitted. Failure to pay the additional amount within the grace period will result in lapse of the Policy, but not before 30 days have elapsed since Phoenix mailed written notice to the Policyowner. If a premium payment for the additional amount is received by Phoenix during the grace period, any amount of premium over what is required to prevent lapse will be allocated among the Subaccounts of the VUL Account or to the GIA in accordance with the then current premium allocation schedule. In determining the amount of "excess" premium to be applied to the Subaccounts or the GIA, Phoenix will deduct the premium tax and the amount needed to cover any monthly deductions made during the grace period. If the Insured dies during the grace period, the death benefit will equal the amount of the death benefit immediately prior to the commencement of the grace period.

PAYMENT OF PREMIUMS DURING PERIOD OF DISABILITY
    A Policyholder also may elect a Waiver of Premium Rider. This rider provides for the waiver of certain premium payments under the Policy under certain conditions during a period of total disability of the Insured. Under its terms, the specified premium will be waived upon Phoenix's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force. The terms of this rider may vary by state.

ADDITIONAL INSURANCE OPTIONS
    While the Policy is In Force and the Insured is insurable, the Policyowner will have the option to purchase additional insurance on the same Insured with the same guaranteed rates as the Policy without being assessed an Issue Expense Charge. Phoenix will require evidence of insurability and charges will be adjusted for the Insured's new attained age and any change in risk classification. However, if elected on the application, the Policyowner may, at predetermined future dates, purchase additional insurance protection on the same Insured without evidence of insurability. (See "Purchase Protection Plan Riders.")

    In addition, once each Policy Year a Policyowner may request an increase in face amount. This request should be made within 90 days prior to the Policy Anniversary and is subject to an issue expense charge of $1.50 per $1,000 of increase in face amount, up to a maximum of $600, and to Phoenix's receipt of adequate evidence of insurability. A Right to Cancel Period as described in "The Policy" section of this Prospectus applies to each increase in face amount.

ADDITIONAL RIDER BENEFITS
    A Policyowner may purchase additional benefits under a Policy. These benefits are cancellable by the Policyowner at any time. A charge will be deducted monthly from the Policy Value for each additional rider benefit chosen except where noted below. More details will be included in the form of a rider to the Policy if any of these benefits is chosen. The following benefits are currently available; however, additional riders may be available as described in the Policy.

O   DISABILITY WAIVER OF SPECIFIED PREMIUM RIDER
    Phoenix waives the specified premium if the Insured becomes totally disabled and the disability continues for at least six months. Premiums will be waived to the Policy Anniversary nearest the Insured's 65th birthday (provided that the disability continues), unless premiums have been waived continuously during the entire five years prior to such date in which case the waiver will continue beyond that date. The premium will be waived upon Phoenix's receipt of proof that the Insured is totally disabled and that the disability occurred while the rider was In Force.

O   ACCIDENTAL DEATH BENEFIT RIDER
    An additional death benefit will be paid if the Insured dies from bodily injury that results from an accident if the Insured dies no later than 90 days after injury and before the Policy Anniversary nearest the Insured's 75th birthday.

O   DEATH BENEFIT PROTECTION RIDER
    The purchase of this rider provides that the death benefit will be guaranteed. The amount of the guaranteed death benefit is equal to the initial face amount, or the face amount that later may be increased or decreased by the Policyholder, provided that certain minimum premiums are paid. Unless Phoenix agrees otherwise, the initial face amount and the face amount remaining after any decrease must at least equal $50,000 and the minimum issue age of the Insured is 20. Three (3) Death Benefit Guarantee periods are available in all states except New York. The minimum premium required to maintain the guaranteed death benefit is based on the length of the guarantee period as elected on the application. The three available guarantee periods are:

    LEVEL:   EXPIRY DATE OF DEATH BENEFIT GUARANTEED,
             THE LATER OF:
         1 The Policy Anniversary nearest the Insured's 70th birthday or the 7th Policy Year

         2 The Policy Anniversary nearest the Insured's 80th birthday or the 10th Policy Year

         3   The Policy Anniversary nearest the Insured's 95th birthday.

        Level 1 or 2 guarantees may be extended provided that the Policy's Cash Surrender Value is sufficient and the Policyowner pays the new Minimum Required Premium.

O   WHOLE LIFE EXCHANGE OPTION RIDER
    This rider permits the Policyowner to exchange his Policy for a fixed benefit whole life policy at the later of age 65 or Policy Year 15. There is no charge for this rider.

O   PURCHASE PROTECTION PLAN RIDER
    Under this rider a Policyowner may, at predetermined future dates, purchase additional insurance protection without evidence of insurability.

O   LIVING BENEFITS RIDER
    Under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to a maximum of $250,000) is available. The minimum face amount of the Policy after any such accelerated benefit payment is $10,000. There is no charge for this rider.

O   CASH VALUE ACCUMULATION RIDER
    This rider generally permits a Policyowner to pay more in premium than otherwise would be permitted. This rider must be elected before the Policy is issued. There is no charge for this rider.

INVESTMENTS OF THE VUL ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING MUTUAL FUNDS

THE PHOENIX EDGE SERIES FUND

    Certain Subaccounts of the VUL Account invest in corresponding Series of The Phoenix Edge Series Fund. The Fund currently has the following Series available through the Policies:


    MONEY MARKET SERIES: The investment objective of the Money Market Series is to provide maximum current income consistent with capital preservation and liquidity.

    GROWTH SERIES: The investment objective of the Growth Series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration.

    MULTI-SECTOR FIXED INCOME ("MULTI-SECTOR") SERIES: The investment objective of the Multi-Sector Series is to seek long-term total return by investing in a diversified portfolio of high yield (high risk) and high quality fixed income securities. For a discussion of the risks associated with investing in high yield bonds, please see the accompanying Fund prospectus.


    STRATEGIC ALLOCATION ("ALLOCATION") SERIES: The investment objective of the Allocation Series is to realize as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk (total rate of return consists of capital appreciation, current income, including dividends and interest, possible premiums and short-term gains from purchasing and selling options and financial futures).


    INTERNATIONAL SERIES: The investment objective of the International Series is to seek a high total return consistent with reasonable risk. The International Series intends to invest primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The International Series provides a means for investors to invest a portion of their assets outside the United States.

    BALANCED SERIES: The investment objective of the Balanced Series is to seek reasonable income, long-term capital growth and conservation of capital. The Balanced Series intends to invest based on combined considerations of risk, income, capital enhancement and protection of capital value.


    REAL ESTATE SECURITIES ("REAL ESTATE") SERIES: The investment objective of the Real Estate Series is to seek capital appreciation and income with approximately equal emphasis. It intends under normal circumstances to invest in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    STRATEGIC THEME ("THEME") SERIES: The investment objective of the Strategic Theme Series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Strategic Theme Series intends to invest primarily in common stocks believed to have substantial potential for capital growth.

    ABERDEEN NEW ASIA ("ASIA") SERIES: The investment objective of the Asia Series is to seek long-term capital appreciation. The Asia Series will invest primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

    RESEARCH ENHANCED INDEX ("ENHANCED INDEX") SERIES: The investment objective of the Enhanced Index Series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. It is intended that the Series will invest in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.


    Each Series will be subject to the market fluctuations and risks inherent in the ownership of any security and there can be no assurance that any Series' stated investment objective will be realized.

    In addition to being sold to the VUL Account, shares of the Fund also may be sold to other separate accounts of Phoenix or its affiliates or of other insurance companies.


    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Phoenix nor the Fund currently foresees any such disadvantages either to variable life insurance Policyowners or to variable annuity Contract Owners, the Funds' Trustees intend to monitor events in order to identify any material conflicts between variable life insurance Policyowners and variable annuity Contract Owners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from, for example, (1) changes in state insurance laws,
(2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the Fund or (4) differences in voting instructions between those given by variable life insurance Policyowners and those given by variable annuity Contract

Owners. Phoenix will, at its own expense, remedy such material conflict including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


INVESTMENT ADVISERS TO  THE PHOENIX EDGE SERIES FUND
    The Phoenix Edge Series Fund's investment advisers are Phoenix Investment Counsel, Inc. ("PIC"), Phoenix Realty Securities, Inc. ("PRS") and Phoenix-Aberdeen International Advisors, LLC ("PAIA"); collectively, the "Advisers," which are located at 56 and 38 Prospect Street and One American Row, respectively, Hartford, Connecticut 06115.

    PIC was originally organized in 1932 as John P. Chase, Inc. In addition to the Fund, it serves as investment adviser to the Phoenix Series Fund, Phoenix Total Return Fund, Inc., Phoenix Multi-Portfolio Fund, Phoenix Strategic
Equity Series Fund, Phoenix Equity Series Fund and Phoenix Investment Trust 97 and as subadviser to Chubb America Fund, Inc. and Sun America Series Trust. PIC also serves as subadviser to the Asia Series.

    All of the outstanding stock of PIC is owned by PEPCO, an indirect subsidiary of Phoenix Duff & Phelps Corporation (PD&P). Phoenix Home Life Mutual Insurance Company owns a controlling interest in PD&P. PEPCO also performs bookkeeping, pricing and administrative services for the Fund. PEPCO is registered as a broker-dealer in 50 states. The executive offices of Phoenix Home Life Mutual Insurance Company are located at One American Row, Hartford, Connecticut 06115, the executive offices of PD&P are located at 56 Prospect Street, Hartford, Connecticut 06115 and the principal offices of PEPCO are located at 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06083-2200.

    PRS was formed in 1994 as an indirect subsidiary of Phoenix Home Life Mutual Insurance Company. In addition to the Fund, it serves as investment adviser to the Real Estate Securities Portfolio of the Phoenix Multi-Portfolio Fund, the Real Estate Equity Securities Portfolio of Phoenix Duff & Phelps Institutional Mutual Funds and to the American Phoenix Investment Portfolio. As of December 31, 1996, PRS had $1.4 billion in assets under management.

    PAIA, a Delaware limited liability company formed in 1996 and jointly owned and managed by PM Holdings, Inc., is a direct subsidiary of Phoenix and Aberdeen Fund Managers, Inc., a wholly-owned subsidiary of Aberdeen Asset Management plc. Aberdeen Fund Managers, Inc. has its principal offices located at 1 Financial Plaza, Suite 2210, NationsBank Tower, Fort Lauderdale, Florida 33394. While many of the officers and directors of the Adviser have extensive experience as investment professionals, due to its recent formation, the Adviser has no prior operating history. Aberdeen Fund Managers, Inc. also serves as subadviser to the Asia Series.

    Aberdeen Asset Management was founded in 1983 and through subsidiaries operating from offices in Aberdeen, Scotland; London, England; Singapore; and Fort Lauderdale, Florida, provides investment management services to unit and investment trusts, segregated pension funds and other institutional and private portfolios. As of February 28, 1997, Aberdeen Asset Management, and its advisory subsidiaries, had approximately $4.8 billion in assets under management.

    Duff & Phelps Investment Management Co. ("DPIM"), an affiliate of the Adviser, serves as subadviser to the Real Estate Series. DPIM is a subsidiary of PD&P, an affiliate of the Adviser, and is located at 55 East Monroe Street, Suite 3600, Chicago, Illinois 60603. PD&P is a NYSE traded company that provides investment management and related services to institutional investors, corporations and individuals through operating subsidiaries. As of December 31, 1996, DPIM had approximately $14 billion in assets under management on a discretionary basis.

 SERVICES OF THE ADVISER
    The Adviser furnishes continuously an investment program for each Series and manages the investment and reinvestment of the assets of each Series subject at all times to the authority and supervision of the Trustees. A more detailed discussion of the Adviser and the Investment Advisory Agreements is contained in the accompanying prospectus for the Fund.


REINVESTMENT AND REDEMPTION
    All dividend distributions of the Fund are automatically reinvested in shares of the Fund at their net asset value on the date of distribution; all capital gains distributions of the Fund, if any, are likewise reinvested at the net asset value on the record date. Phoenix redeems Fund shares at their net asset value to the extent necessary to make payments under the Policy.

SUBSTITUTION OF INVESTMENTS
    Phoenix reserves the right, subject to compliance with the law as currently applicable or subsequently changed, to make additions to, deletions from, or substitutions for the investments held by the VUL Account. In the future, Phoenix may establish additional Subaccounts within the VUL Account, each of which will invest in shares of a designated portfolio of the Fund with a specified investment objective. These portfolios will be established if, and when, in the sole discretion of Phoenix, marketing needs and investment conditions warrant, and will be made available under existing Policies to the extent and on a basis to be determined by Phoenix.

    If shares of any of the portfolios of the Fund should no longer be available for investment, or if in the judgment of Phoenix's management further investment in shares of any of the portfolios should become inappropriate in view of the objectives of the Policy, then Phoenix may substitute shares of another mutual fund for shares already purchased, or to be purchased in the future, under the Policy. No substitution of mutual fund shares held by the VUL Account may take place without prior approval of the Securities and Exchange Commission and prior notice to the Policyowner. In the event of a substitution, the Policyowner will be given the option of transferring the Policy Value of the Subaccount in which the substitution is to occur to another Subaccount.

 CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

    Charges are deducted in connection with the Policy to compensate Phoenix for: (1) incurring expenses in distributing the Policy; (2) issuing the Policy;
(3) state and federal tax charge incurred on premiums received; (4) providing the insurance benefits set forth in the Policy; and (5) assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.

    1.  MONTHLY DEDUCTION
    A charge is deducted monthly from the Policy Value under a Policy ("monthly deduction") to pay: the cost of insurance provided under the Policy, the cost of any rider benefits provided, any unpaid balance of the Issue Expense Charge, and an administrative charge. This administrative charge is currently set at $5 per month but it is guaranteed not to exceed $10 per month. The monthly deduction is deducted on each Monthly Calculation Day. It is allocated among the Subaccounts of the VUL Account and the unloaned portion of the GIA based on the allocation schedule for monthly deductions specified by the applicant in the application for a Policy or as later changed by the Policyowner. In the event that the Policy's share in the value of the Subaccounts or the unloaned portion of the GIA is insufficient to permit the withdrawal of the full monthly deduction, the remainder will be taken on a proportionate basis from the Policy's share of each of the other Subaccounts and the unloaned portion of the GIA. The number of units deducted will be determined by dividing the portion of the monthly deduction allocated to each Subaccount or to the unloaned portion of the GIA by the unit value on the Monthly Calculation Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself may vary in amount from month to month.

    (A) ISSUE EXPENSE CHARGE. A cost-based issue administration charge is assessed on a pro rata basis in equal monthly installments over a 12-month period to compensate Phoenix for underwriting and start-up expenses in connection with issuing a Policy. The issue administrative charge is $1.50 per $1,000 of face amount, up to a maximum charge of $600. Phoenix may reduce or eliminate the Issue Expense Charge for Policies issued under group or sponsored arrangements. Generally, administrative costs per Policy vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which the Policies are purchased and other factors. The amounts of any reductions will be considered on a case-by-case basis and will reflect the reduced administration costs expected as a result of sales to a particular group or sponsored arrangement.

    (B) COST OF INSURANCE. In order to calculate the monthly cost of insurance charge, Phoenix multiplies the applicable cost of insurance rate by the difference between the death benefit selected (death benefit Option 1 if no selection is made) and the Policy Value. Generally, cost of insurance rates are based on the sex, issue age, duration and risk class. However, in certain states and for policies issued in conjunction with certain qualified plans, cost of insurance rates are not based on sex. The actual monthly cost of insurance rates are based on Phoenix's expectations of future mortality experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed maximum rates are equal to 100% of the 1980 Commissioner's Standard Ordinary ("CSO") Mortality Table, with appropriate adjustment for the Insured's risk classification. Any change in the cost of insurance rates will apply to all persons of the same sex, issue age and risk class whose Policies have been In Force for the same length of time. The risk class of an Insured may affect the cost of insurance rate. Phoenix currently places Insureds into a preferred or standard risk class or a risk class involving a higher mortality risk, depending upon the health of the Insured as determined by medical information that Phoenix requests. In an otherwise identical Policy, Insureds in the preferred or standard risk class will have a lower cost of insurance than those in the risk class with the higher mortality risk. The standard risk class also is divided into categories: smokers, nonsmokers and those who have never smoked. Non-smokers will generally incur a lower cost of insurance than similarly situated Insureds who smoke.

    2. PREMIUM TAXES
    Various states and subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state. Currently, such taxes range from 0.75% to 4% of premiums paid. Moreover, certain municipalities, in states such as Louisiana, Kentucky and South Carolina, also impose taxes on premiums paid, in addition to the state taxes imposed. Phoenix charges an average premium tax charge of 2.25%. The premium tax charge represents an amount Phoenix considers necessary to pay all premium taxes imposed by such states and any subdivisions thereof, and Phoenix does not expect to derive a profit from this charge. These taxes are deducted from the Issue Premium, and from each subsequent premium payment.

    3. FEDERAL TAX CHARGE

    A charge equal to 1.50% of each premium will be deducted from each premium payment to cover the estimated cost to Phoenix of the federal income tax treatment of deferred acquisition costs.


    4. MORTALITY AND EXPENSE RISK CHARGE
    Phoenix will deduct a daily charge from the VUL Account at an annual rate of 0.80% of the average daily net assets of the VUL Account to compensate for certain risks assumed in connection with the Policy. A reduced annual rate of
 .25% will apply after the 15th Policy Year. This charge is not deducted from the GIA.

    The mortality risk assumed by Phoenix is that Insureds may live for a shorter time than projected because of inaccuracies in that projecting process and, accordingly, that an aggregate amount of death benefits greater than that projected will be payable. The expense risk assumed is that expenses incurred in issuing the Policies may exceed the limits on administrative charges set in the Policies. If the expenses do not increase to an amount in excess of the limits, or if the mortality projecting process proves to be accurate, Phoenix may profit from this charge. Phoenix also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause Phoenix to incur greater costs than anticipated when designing the Policies. To the extent Phoenix profits from this charge, it may use those profits for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

    5. INVESTMENT MANAGEMENT CHARGE

    As compensation for investment management services to the Funds, the Advisers are entitled to fees, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each Series.

    These Fund charges and other expenses are described more fully in the accompanying Fund prospectus.


    6. OTHER CHARGES
    SURRENDER CHARGE
    During the first 10 Policy Years, there is a difference between the amount of Policy Value and the amount of Cash Surrender Value of the Policy. This difference is the Surrender Charge, consisting of a contingent deferred sales charge designed to recover expenses for the distribution of Policies that are terminated by surrender before distribution expenses have been recouped, and a contingent deferred issue charge designed to recover expenses for the administration of Policies that are terminated by surrender before administrative expenses have been recouped. These are contingent charges because they are paid only if the Policy is surrendered (or the face amount is reduced or the Policy lapses) during this period. They are deferred charges because they are not deducted from premiums.

    During the first 10 Policy Years, the full surrender charge as described below will apply if the Policyowner either surrenders the Policy for its Cash Surrender Value or lets the Policy lapse. The applicable surrender charge in any Policy Month is the full surrender charge minus any surrender charges that have been previously paid. There is no surrender charge after the 10th Policy Year. During the first two Policy Years the maximum surrender charge that a Policyowner could pay while he/she owns the Policy is equal to either A plus B (as defined below) or the amount shown in the Policy's Surrender Charge Schedule, whichever is less. After the first two Policy Years the maximum surrender charge that a Policyowner could pay is based on the amount shown in the Policy's Surrender Charge Schedule.

A (the contingent deferred sales charge) is equal to:

    1) 28.5% of all premiums paid (up to and including the amount stated in the Policy's Surrender Charge Schedule, which is calculated according to a formula contained in a Securities and Exchange Commission rule); plus

    2) 8.50% of all premiums paid in excess of this amount but not greater than twice this amount; plus

    3)   7.5% of all premiums paid in excess of twice this amount.

B (the contingent deferred issue charge) is equal to:

         $5 per $1,000 of initial face amount.

    As an example, the following illustrates the maximum surrender charge on a $100,000 Policy for a male age 35 who has never smoked, who has paid $3,000 in premium payments, and who surrenders the Policy in the 70th Policy Month. The Policy's Surrender Charge Schedule would show that the maximum surrender charge to be paid would be equal to either A plus B (shown below) or the amount shown in the chart in the Policy (also shown below), whichever is less:

    Example: If this Policyowner surrenders his policy in the 70th Policy month his surrender charge will be $1,186.78, as given in the table.

    Example: If this Policyowner surrenders his policy in the first two years he may be eligible to receive a refund of a portion of the surrender charge, depending on the amount of premium paid, or, in other words, his surrender charge may be reduced. The surrender charge in the first 2 years would be equal to the lesser of the amount in the surrender charge table and the sum of the following:

    1)   28.5% of premiums paid up to $1,076.72, plus

    2) 8.5% of premiums paid in excess of $1,076.72 but not greater than $2,153.43, plus

    3)   7.5% of premiums paid in excess of $2,153.43, plus
         $500

    If this Policyowner surrendered his policy in the 2nd year after paying $2,000 of premiums his surrender charge would be the lesser of $1,307.54 from the table, and $385.34, thus equaling $385.34. Thus, in this case, the Policyowner would pay less surrender charge if he surrenders his policy in the first two Policy Years.

                  SURRENDER CHARGE TABLE
                  ----------------------


 POLICY    SURRENDER  POLICY   SURRENDER  POLICY  SURRENDER
 MONTH      CHARGE    MONTH     CHARGE    MONTH    CHARGE
 -----      ------    -----     ------    -----    ------
  1-60     $1307.54    80      $1066.03    100     $727.09
    61      1295.46    81       1053.95    101      690.65
    62      1283.39    82       1041.88    102      654.22
    63      1271.31    83       1029.80    103      617.78
    64      1259.24    84       1017.73    104      581.35
    65      1247.16    85       1005.65    105      544.91
    66      1235.08    86        993.58    106      508.48
    67      1223.01    87        981.50    107      472.05
    68      1210.93    88        969.43    108      435.61
    69      1198.86    89        957.35    109      399.18
    70      1186.78    90        945.28    110      362.74
    71      1174.71    91        933.20    111      326.31
    72      1162.63    92        921.13    112      289.97
    73      1150.56    93        909.05    113      253.44
    74      1138.48    94        896.97    114      217.01
    75      1126.41    95        884.90    115      180.57
    76      1114.33    96        872.82    116      144.14
    77      1102.26    97        836.39    117      107.70
    78      1090.18    98        799.95    118       71.27
    79      1078.10    99        763.52    119       34.83
                                           120         .00

    Phoenix may reduce the surrender charges for Policies issued under group or sponsored arrangements. The amount of reduction will be considered on a case-by-case basis and will reflect the reduced costs to Phoenix expected as a result of sales to a particular group or sponsored arrangement.

    PARTIAL SURRENDER FEE
    A fee equal to the lesser of $25 or 2% of the amount withdrawn from the Policy is deducted from the Policy Value upon a partial surrender of the Policy to recover the actual costs of processing the partial surrender request. The assessment to each Subaccount or to the GIA will be made in the same manner as provided for the partial surrender amount paid. That is, that the Policy's share in the value of each Subaccount or the GIA will be reduced based on the allocation made at the time of the partial surrender. If no allocation request is made, the assessment to each Subaccount and to the GIA will be made in the same manner as provided for monthly deductions.

    PARTIAL SURRENDER CHARGE
    A charge as described below is deducted from the Policy Value upon a partial surrender of the Policy. The charge is equal to a pro rata portion of the applicable surrender charge that would apply to a full surrender, determined by multiplying the applicable surrender charge by a fraction (equal to the partial surrender amount payable divided by the result of subtracting the applicable surrender charge from the Policy Value). This amount is assessed against the Subaccounts or the GIA in the same manner as provided for with respect to the partial surrender amount paid.

    A partial surrender charge also is deducted from Policy Value upon a decrease in face amount. The charge is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in face amount divided by the face amount of the Policy prior to the decrease).

    TAXES
    Currently no charge is made to the VUL Account for federal income taxes that may be attributable to the VUL Account. Phoenix may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the VUL Account also may be made. See "Charges and Deductions--Other Charges."

GENERAL PROVISIONS
--------------------------------------------------------------------------------
POSTPONEMENT OF PAYMENTS
    GENERAL
    Payment of any amount upon complete or partial surrender, Policy loan, or benefits payable at death (in excess of the initial face amount) or maturity may be postponed: (i) for up to six months from the date of the request, for any transactions dependent upon the value of the GIA; (ii) whenever the New York Stock Exchange is closed other than for customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; or (iii) whenever an emergency exists, as determined by the Commission as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the VUL Account's net assets. Transfers also may be postponed under these circumstances.

PAYMENT BY CHECK
    Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policyowner's bank.

THE CONTRACT
    The Policy and the copy of the application attached thereto are the entire contract. Only statements in the application can be used to void the Policy. The statements are considered representations and not warranties. Only an executive officer of Phoenix can agree to change or waive any provisions of the Policy.

SUICIDE

    If the Insured commits suicide within two years after the Policy's Date of Issue, Phoenix will pay only the Policy Value adjusted by the addition of any monthly deductions and other fees and charges made under the Policy and the subtraction of any debt owed to Phoenix under the Policy.



INCONTESTABILITY
    Phoenix cannot contest the Policy or any rider attached to it after it has been In Force during the lifetime of the Insured for two years from the Policy Date.

CHANGE OF OWNER OR BENEFICIARY
    The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Insured's death. If the named Beneficiary dies before the Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Policyowner, the benefits payable at the Insured's death will be paid to the Policyowner's estate.


    As long as the Policy is In Force, the Policyowner and the Beneficiary may be changed by written request, satisfactory to Phoenix. A change in Beneficiary will take effect as of the date the notice is signed, whether or not the Insured is living when the notice is received by Phoenix. Phoenix will not, however, be liable for any payment made or action taken before receipt of the notice.


ASSIGNMENT
    The Policy may be assigned. Phoenix will not be bound by the assignment until a written copy has been received and will not be liable with respect to any payment made prior to receipt. Phoenix assumes no responsibility for determining whether an assignment is valid.

MISSTATEMENT OF AGE OR SEX
    If the age or sex of the Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

PAYMENT OF PROCEEDS
--------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
    Death benefit proceeds and the proceeds of full or partial surrenders will be processed at unit values next computed after Phoenix receives the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death benefit proceeds usually will be made in one lump-sum within seven days, unless another payment option has been elected. Payment of the death benefit proceeds, however, may be delayed if the claim for payment of the death benefit proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry. In addition, under certain conditions, in the event of the terminal illness of the Insured, an accelerated payment of up to 75% of the Policy's death benefit (up to maximum of $250,000), is available under the Living Benefits Rider. The minimum face amount remaining after any such accelerated benefit payment is $10,000.

    While the Insured is living, the Policyowner may elect a payment option for payment of the death benefit proceeds to the Beneficiary. The Policyowner may revoke or change a prior election before the Insured's death, unless such right has been waived. The Beneficiary may make or change an election prior to payment of the death benefit proceeds, unless the Policyowner has made an election which does not permit such further election or changes by the Beneficiary.

    A written form satisfactory to Phoenix is required to elect, change, or revoke a payment option.

    The minimum amount of surrender or death benefit proceeds that may be applied under any income option is $1,000.

    If the Policy is assigned as collateral security, Phoenix will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.


PAYMENT OPTIONS
    All or part of the surrender or death proceeds of a Policy may be applied under one or more of the following payment options or such other payment options or alternative versions of the options listed as Phoenix may choose to make available in the future.

    OPTION 1--LUMP SUM.
    Payment in one lump sum.

    OPTION 2--LEFT TO EARN INTEREST.
    A payment of interest during the payee's lifetime on the amount payable as a principal sum. Interest rates are guaranteed to be at least 3% per year.

    OPTION 3--PAYMENT FOR A SPECIFIC PERIOD.
    Equal income installments are paid for a specified period of years whether the payee lives or dies. The first payment will be on the date of settlement. The assumed interest rate on the unpaid balance is guaranteed not to be less than 3% per year.

    OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN.
    Equal installments are paid until the later of: (A) The death of the payee; (B) The end of the period certain. The first payment will be on the date of settlement. The period certain must be chosen at the time this option is elected. The periods certain that may be chosen are as follows: (A) Ten years;
(B) Twenty years; (C) Until the installments paid refund the amount applied under this option; and if the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option. If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, Phoenix will deem the longer period certain as having been elected. Any life annuity provided under Option 4 is calculated using an interest rate guaranteed to be no less than 3 3/8% per year, except that any life annuity providing a period certain of 20 years or more is calculated using an interest rate guaranteed to be no less than 3 1/4% per year.

    OPTION 5--LIFE ANNUITY.
    Equal installments are paid only during the lifetime of the payee. The first payment will be on the date of settlement. Any life annuity as may be provided under Option 5 is calculated using an interest rate guaranteed to be no less than 3 1/2% per year.

    OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT.
    Equal installments of a specified amount, out of the principal sum and interest on that sum, are paid until the principal sum remaining is less than the amount of the installment. When that happens, the principal sum remaining with accrued interest will be paid as a final payment. The first payment will be on the date of settlement. The payments will include interest on the principal sum remaining at a rate guaranteed to equal at least 3% per year. This interest will be credited at the end of each year. If the amount of interest credited at the end of the year exceeds the income payments made in the last 12 months, that excess will be paid in one sum on the date credited.

    OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10 YEAR PERIOD CERTAIN.
    The first payment will be on the date of settlement. Equal income installments are paid until the latest of: (A) The end of the 10-year period certain; (B) The death of the Insured; (C) The death of the other named annuitant. The other annuitant must be named at the time this option is elected and cannot later be changed. The other annuitant must have an attained age of at least 40. Any joint survivorship annuity as may be provided under this option is calculated using an interest rate guaranteed to be no less than 3 3/8% per year.

    For additional information concerning the above payment options, see the Policy.

FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------
INTRODUCTION
    The ultimate effect of federal income taxes on values under the VUL Account and on the economic benefit to the Policyowner or Beneficiary depends on Phoenix's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any estate and inheritance taxes, or any state, local or other tax laws. Because the discussion herein is based upon Phoenix's understanding of federal income tax laws as they are currently interpreted, Phoenix cannot guarantee the tax status of any Policy. No representation is made regarding the likelihood of continuation of current federal income tax laws, Treasury regulations, or of the current interpretations by the Internal Revenue Service. Phoenix reserves the right to make changes to the Policy in order to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

PHOENIX'S TAX STATUS
    Phoenix is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, neither the VUL Account nor the GIA is a separate entity from Phoenix and their operations form a part of Phoenix.

    Investment income and realized capital gains on the assets of the VUL Account are reinvested and taken into account in determining the value of the VUL Account. Investment income of the VUL Account, including realized net capital gains, is not taxed to Phoenix. Due to Phoenix's tax status under current provisions of the Code, no charge currently will be made to the VUL Account for Phoenix's federal income taxes which may be attributable to the VUL Account. Phoenix reserves the right to make a deduction for taxes if the federal tax treatment of Phoenix is determined to be other than what Phoenix currently believes it to be, if changes are made affecting the tax treatment to Phoenix of variable life insurance contracts, or if changes occur in Phoenix's tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the VUL Account.

POLICY BENEFITS
    DEATH BENEFIT PROCEEDS. The Policy, whether or not it is a "modified endowment contract" (see the discussion on modified endowment contracts below), should be treated as meeting the definition of a life insurance contract for federal income tax purposes under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the Beneficiary under Code Section 101(a)(1). Also, the Policyowner should not be deemed to be in constructive receipt of the Policy Value, including increments thereon. See, however, the sections below on possible taxation of amounts received under the Policy, via full surrender, partial surrender or loan. In addition, a benefit paid under a Living Benefit Rider may be taxable as income in the year of receipt.

    Code Section 7702 imposes certain conditions with respect to premiums received under a Policy. Phoenix intends to monitor the premiums to assure compliance with such conditions. However, in the event that the premium limitation is exceeded during the year, Phoenix may return the excess premium, with interest, to the Policyowner within 60 days after the end of the Policy Year, and maintain the qualification of the Policy as life insurance for federal income tax purposes.

    FULL SURRENDER. Upon full surrender of a Policy for its Cash Surrender Value, the excess, if any, of the Policy Value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a Policy which is a "modified endowment contract" may result in the imposition of an additional 10% tax on any income received.

    PARTIAL SURRENDER. If the Policy is a "modified endowment contract," partial surrenders are fully taxable to the extent of income in the Policy and are possibly subject to an additional 10% tax. See the discussion on "modified endowment contracts" below. If the Policy is not a "modified endowment contract," partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a Policy is issued and there is a cash distribution associated with that reduction, the Policyowner may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. Phoenix suggests you consult with your tax adviser in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and, in addition, as to the impact such partial surrender might have under the rules affecting "modified endowment contracts." The benefit payment under the Living Benefits Rider is not considered a partial surrender.

    LOANS. Phoenix believes that any loan received under a Policy will be treated as indebtedness of the Policyowner. If the Policy is a "modified endowment contract," loans are fully taxable to the extent of income in the Policy and are possibly subject to an additional 10% tax. See the discussion on "modified endowment contracts" below. If the Policy is not a "modified endowment contract," Phoenix believes that no part of any loan under a Policy will constitute income to the Policyowner.

    The deductibility by the Policyowner of loan interest under a Policy may be limited under Code Section 264, depending on the circumstances. Any Policyowner intending to fund premium payments through borrowing should consult a tax adviser with respect to the tax consequences thereof. Under the "personal" interest limitation provisions of the Code, interest on Policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax adviser for further guidance.

BUSINESS-OWNED POLICIES
    If the Policy is owned by a business or a corporation, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned Policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS
    GENERAL. Pursuant to Code Section 72(e), loans and other amounts received under "modified endowment contracts" will, in general, be taxed to the extent of accumulated income (generally, the excess of Policy Value over premiums paid). Policies are "modified endowment contracts" if they meet the definition of life insurance, but fail the "7-pay test." This test essentially provides that the cumulative premiums paid under the Policy at any time during the Policy's first seven years cannot exceed the sum of the net level premiums that would have been paid on or before that time had the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, a modified endowment contract includes any life insurance contract that is received in exchange for a modified endowment contract. Premiums paid during a Policy Year that are returned by Phoenix (with interest) within 60 days after the end of the Policy Year will not cause the Policy to fail the 7-pay test.

    REDUCTION IN BENEFITS DURING THE FIRST SEVEN YEARS. If there is a reduction in benefits during the first seven Policy Years, the premiums are redetermined for purposes of the 7-pay test as if the Policy had originally been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first seven Policy Years.

    DISTRIBUTIONS AFFECTED. If a Policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the death benefit reduction takes effect and all subsequent Policy Years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within two years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the Policy satisfies the "7-pay test" for seven years, distributions and loans generally will not be subject to the modified endowment contract rules.

    PENALTY TAX. Any amounts taxable under the modified endowment contract rule will be subject to an additional 10 percent excise tax, with certain exceptions. This additional tax will not apply in the case of distributions: (i) made on or after the taxpayer attains age 59 1/2; (ii) which are attributable to the taxpayer's disability (within the meaning of Code Section 72(m)(7)); or (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his Beneficiary.

    MATERIAL CHANGE RULES. Any determination of whether the Policy meets the "7-pay test" will begin again any time the Policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, with the following two exceptions. First, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first seven Policy Years or to the crediting of interest with respect to these premiums, the "increase" does not constitute a material change. Second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the Policy, this does not constitute a material change if (1) the cost-of-living determination period does not exceed the remaining premium payment period under the Policy, and (2) the cost-of-living increase is funded ratably over the remaining premium payment period of the Policy. A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

    A material change may occur at any time during the life of the Policy (within the first seven years or thereafter), and future taxation of distributions or loans would turn on whether the Policy satisfied the applicable "7-pay test" from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

    SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS. All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same Policyowner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the Policyowner. The Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts. A qualified tax adviser should be consulted about the tax consequences of the purchase of more than one modified endowment contract within any calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
    The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a Policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to calculate permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the Policy, unless Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the Treasury regulations. Phoenix intends to comply with the limitations in calculating the premium it is permitted to receive from the Policyowner.

QUALIFIED PLANS
    A Policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with a qualified plan until he has consulted a competent pension consultant or tax adviser.

DIVERSIFICATION STANDARDS

    To comply with the diversification regulations under Code Section 817(h), ("Diversification Regulations") each Series of the Fund is required to diversify its investments. The Diversification Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Series' assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro rata portion of each asset of a Series' as an asset of the VUL Account; therefore, each Series of the Fund will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

    The general diversification requirements are modified if any of the assets of the VUL Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury securities, and for purposes of determining whether assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the VUL Account's investment in United States Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the Fund will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with these standards.

    In connection with the issuance of the Diversification Regulations, the Treasury announced that such regulations do not provide guidance concerning the extent to which Policyowners may direct their investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement will provide. It is possible that the Policy may need to be modified to comply with such future Treasury announcements. For these reasons, Phoenix reserves the right to modify the Policy, as necessary, to prevent the Policyowner from being considered the owner of the assets of the VUL Account.

    Phoenix intends to comply with the Diversification Regulations to assure that the Policies continue to qualify as a life insurance contract for federal income tax purposes.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
    Changing the Policyowner or the Insured or an exchange or assignment of the Policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same Insured. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange. Phoenix recommends that any person contemplating such actions seek the advice of a qualified tax consultant.

OTHER TAXES
    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary. Phoenix does not make any representations or guarantees regarding the tax consequences of any Policy with respect to these types of taxes.

VOTING RIGHTS
--------------------------------------------------------------------------------
THE FUND

    Phoenix will vote the Funds' shares held by the Subaccounts of the VUL Account at any regular and special meetings of shareholders of the Fund. To the extent required by law, such voting will be in accordance with instructions received from the Policyowner. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Phoenix determines that it is permitted to vote the Fund shares at its own discretion, it may elect to do so.


    The number of votes that a Policyowner has the right to cast will be determined by applying the Policyowner's percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.


    Funds' shares held in a Subaccount for which no timely instructions are received, and Funds' shares which are not otherwise attributable to Policyowners, will be voted by Phoenix in proportion to the voting instructions that are received with respect to all Policies participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by Phoenix.

    Each Policyowner will receive proxy materials, reports, and other materials relating to the Funds.

    Phoenix may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the portfolios of the Funds or to approve or disapprove an investment advisory contract for the Funds. In addition, Phoenix itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policies or the Investment Adviser of the Funds if Phoenix reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Phoenix determined that the change would have an adverse effect on the General Account because the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event Phoenix does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policyowners.


PHOENIX
    A Policyowner (or the payee entitled to payment under a payment option if a different person) will have the right to vote at annual meetings of all Phoenix Policyholders for the election of members of the Board of Directors of Phoenix and on other corporate matters, if any, where a Policyholder's vote is taken. At meetings of all of the Phoenix Policyholders, a Policyholder (or payee) may cast only one vote as the holder of a Policy, irrespective of Policy Value or the number of the Policies held.

THE DIRECTORS AND EXECUTIVE OFFICERS OF PHOENIX
--------------------------------------------------------------------------------
    Phoenix is managed by its Board of Directors, the members of which are elected by its Policyholders, including Owners of the Policies. See "Voting Rights."

    The following are the Directors and Executive Officers of Phoenix:


NAME AND TITLE                PRINCIPAL OCCUPATION
--------------                --------------------
Robert William Fiondella,     Chairman of the Board,
Chairman and President        President and Chief Executive
                              Officer

Richard Henry Booth,          Executive Vice President,
Director and Executive        Strategic Development;
Vice President                formerly President, Traveler's
                              Insurance Company


Robert Gerald Chipkin         Senior Vice President and
Director                      Corporate Actuary


Philip Robert McLoughlin,     Executive Vice President and
Director and Executive        Chief Investment Officer
Vice President


Charles J. Paydos,            Executive Vice President
Director and Executive
Vice President


David William Searfoss,       Executive Vice President and
Director and Executive        Chief Financial Officer
Vice President, CFO &
Treasurer

Dona Davis Young,             Executive Vice President,
Director and Executive        Individual Insurance and
Vice President                General Counsel

Joseph Edward Kelleher,       Senior Vice President
Director and Senior
Vice President


Robert George Lautensack,     Senior Vice President
Director and Senior
Vice President


Simon Yeh-Cheng Tan,          Senior Vice President,
Director and Senior           Individual Market
Vice President                Development


    The above positions listed under Principal Occupation are held in the Company's parent, Phoenix Home Life Mutual Insurance Company (except where otherwise indicated) and reflect the last held position in the organization during the past five years.

SAFEKEEPING OF THE VUL ACCOUNT'S ASSETS
--------------------------------------------------------------------------------
    The assets of the VUL Account are held by Phoenix. The assets of the VUL Account are kept physically segregated and held separate and apart from the general account of Phoenix. Phoenix maintains records of all purchases and redemptions of shares of the Fund.


SALES OF POLICIES
--------------------------------------------------------------------------------

    Policies may be purchased from registered representatives of W.S. Griffith & Co., Inc. ("W. S. Griffith"), a corporation formed under the laws of the state of New York on August 7, 1970, licensed to sell Phoenix insurance policies, as well as policies, annuity contracts and funds of companies affiliated with Phoenix. W. S. Griffith, an indirect subsidiary of Phoenix Home Life Mutual Insurance Company, is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Policies also may be purchased from other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell Policies under terms of agreements provided by PEPCO. Sales commissions will be paid to registered representatives on purchase payments received by Phoenix under these Policies. Total sales commission of a maximum of 50% of premiums will be paid by Phoenix to PEPCO. To the extent that the sales charge under the Policies is less than the sales commissions paid with respect to the Policies, Phoenix will pay the shortfall from its general account assets, which will include any profits it may derive under the Policies.


    Phoenix through PEPCO will sponsor sales contests, training and educational meetings and provide to all qualifying dealers, from its own profits and resources, additional compensation in the form of trips, merchandise or expense reimbursement. Brokers and dealers other than PEPCO also may make customary additional charges for their services in effecting purchases, if they notify the Fund of their intention to do so.

STATE REGULATION
--------------------------------------------------------------------------------

    Phoenix is subject to the provisions of the Connecticut insurance laws applicable to stock life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. Phoenix also is subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.


    State regulation of Phoenix includes certain limitations on the investments which it may make, including investments for the VUL Account and the GIA. It does not include, however, any supervision over the investment policies of the VUL Account.


REPORTS
--------------------------------------------------------------------------------
    All Policyowners will be furnished with those reports required by the Investment Company Act of 1940 and regulations promulgated thereunder, or under any other applicable law or regulation.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

    The VUL Account is not engaged in any litigation. Phoenix is not involved in any litigation that would have a material adverse effect on the ability of Phoenix to meet its obligations under the Policies.

LEGAL MATTERS
--------------------------------------------------------------------------------
    The organization of Phoenix, its authority to issue variable life insurance Policies, and the validity of the Policy have been passed upon by Richard J. Wirth, Counsel, Phoenix. Legal matters relating to the federal securities and income tax laws have been passed upon for Phoenix by Jorden Burt Berenson & Johnson, LLP.

REGISTRATION STATEMENT
--------------------------------------------------------------------------------
    A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is made for further information concerning the VUL Account, Phoenix and the Policy. Statements contained in this Prospectus as to the content of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The consolidated financial statements of Phoenix contained herein should be considered only as bearing upon Phoenix's ability to meet its obligations under the Policy, and they should not be considered as bearing on the investment performance of the VUL Account. The Subaccounts of the VUL Account commenced operations as of the date of this Prospectus; therefore financial statements are not yet available.

PHOENIX LIFE AND
ANNUITY COMPANY

(A WHOLLY-OWNED SUBSIDIARY OF
PM HOLDINGS, INC. AS OF
MARCH 29, 1996)
CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 1997

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

Balance Sheets at June 30, 1997 (unaudited) and December 31, 1996.............25

Statements of Income for the Six Months Ended
   June 30, 1997 and 1996 (unaudited) ........................................26

Statements of Cash Flows for the Six Months Ended
    June 30, 1997 and 1996 (unaudited) .......................................27

Notes to Condensed Financial Statements (unaudited) ..........................28

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
BALANCE SHEETS
--------------------------------------------------------------------------------

                                                       (UNAUDITED)
                                                          JUNE 30,               DECEMBER 31,
                                                            1997                    1996
                                                                   (IN THOUSANDS)
ASSETS
Available-for-sale fixed maturity
  investments, at fair value                        $             5,500      $             5,530
Short-term investments                                            5,090                    4,707
                                                      ------------------       ------------------

Total investments                                                10,590                   10,237
Cash (overdraft) and cash equivalents                               (17)                     155
Accrued investment income                                           119                      118
Current income taxes recoverable                                                               6
Deferred income taxes                                                13
Goodwill                                                            941                      995
                                                      ------------------       ------------------

Total assets                                        $            11,646      $            11,511
                                                      ==================       ==================

LIABILITIES
Current income taxes payable                        $                22      $
Deferred income taxes                                                                         22
Other liabilities                                                    50                       49
                                                      ------------------       ------------------

Total liabilities                                                    72                       71
                                                      ------------------       ------------------

EQUITY
Common stock, $100 par value, 25,000
  shares authorized, issued and outstanding                       2,500                    2,500
Additional paid-in-capital                                        8,673                    8,673
Retained earnings                                                   382                      222
Net unrealized investment gains                                      19                       45
                                                      ------------------       ------------------

Total equity                                                     11,574                   11,440
                                                      ------------------       ------------------

Total liabilities and equity                        $            11,646      $            11,511
                                                      ==================       ==================

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
STATEMENTS OF INCOME (UNAUDITED)
PERIODS FROM MARCH 30, 1996 FORWARD (SUCCESSOR PERIODS)
AND JANUARY 1, 1996 TO MARCH 29, 1996 (PREDECESSOR PERIOD)
--------------------------------------------------------------------------------

                                       SIX MONTHS                          SIX MONTHS
                                     ENDED JUNE 30,                       ENDED JUNE 30,
                                          1997                                1996
                                        SUCCESSOR                SUCCESSOR              PREDECESSOR
                                         PERIOD                    PERIOD                   PERIOD

                                                             (IN THOUSANDS)
REVENUES
Net investment income              $             306        $              119        $              95

                                     ----------------         -----------------         ----------------

 Total revenues                                  306                       119                       95
                                     ----------------         -----------------         ----------------

EXPENSES
Amortization of goodwill                          54                        27
Other operating expenses                                                                             (3)
                                     ----------------         -----------------         ----------------


  Total expenses                                  54                        27                       (3)
                                     ----------------         -----------------         ----------------

INCOME BEFORE INCOME TAXES                       252                        92                       98

Income taxes                                      92                        34

                                     ----------------         -----------------         ----------------

NET INCOME                         $             160        $               58        $              98
                                     ================         =================         ================

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
STATEMENTS OF CASH FLOWS (UNAUDITED)
PERIODS FROM MARCH 30, 1996 FORWARD (SUCCESSOR PERIOD)
AND JANUARY 1, 1996 TO MARCH 29, 1996 (PREDECESSOR PERIOD)
--------------------------------------------------------------------------------

                                                                     SIX MONTHS                       SIX MONTHS
                                                                   ENDED JUNE 30,                   ENDED JUNE 30,
                                                                        1997                            1996
                                                                     SUCCESSOR             SUCCESSOR          PREDECESSOR
                                                                       PERIOD               PERIOD                PERIOD

                                                                                     (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                       $            160     $              58     $             98
  Adjustments to reconcile net income
   to net cash provided by operations
    Goodwill amortization                                                      54                    27
    Deferred income taxes                                                     (35)                  (15)
   (Increase) in accrued investment income                                     (1)                 (101)                  (9)
    Decrease in receivable from affiliate                                                                                899
    Other                                                                      33                   (57)
                                                                   ---------------      ----------------      ---------------

    Net cash provided by (used for) operating activities                      211                   (88)                 988
                                                                   ---------------      ----------------      ---------------

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of available-for-sale fixed maturity investments                                       (4,201)
Change in short-term investments, net                                        (383)               (1,805)
                                                                   ---------------      ----------------

   Net cash used for investing activities                                    (383)               (6,006)
                                                                   ---------------      ----------------

CASH FLOW FROM FINANCING ACTIVITIES
 Capital contribution from parent                                                                 4,000
                                                                   ---------------      ----------------

   Net cash provided by financing activities                                   -                  4,000
                                                                   ---------------      ----------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                         (172)               (2,094)                 988

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                155                 2,145                1,157
                                                                   ---------------      ----------------      ---------------

CASH (OVERDRAFT) AND CASH EQUIVALENTS, END OF PERIOD             $            (17)    $              51     $          2,145
                                                                   ===============      ================      ===============

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                                                $             85     $              62
                                                                   ===============      ================

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


BASIS OF PRESENTATION

The condensed financial statements include the accounts of Phoenix Life and Annuity Company (PLAC or the Company). These condensed financial statements have been prepared in accordance with generally accepted accounting principles
(GAAP). The information furnished includes all adjustments and accruals consisting only of normal, recurring accrual adjustments which are, in the opinion of management, necessary for a fair statement of results for the interim period.

The results of operations for any interim period are not necessarily indicative of results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The June 30, 1997 Condensed Financial Statements should be read in conjunction with the accompanying December 31, 1996 Financial Statements.

The financial statements for the period subsequent to the March 29, 1996 acquisition are sometimes referred to as the "successor period." The financial statements for the period prior to the acquisition are sometimes referred to as the "predecessor period."

PHOENIX LIFE AND
ANNUITY COMPANY

(A WHOLLY-OWNED SUBSIDIARY OF
PM HOLDINGS, INC. AS OF
MARCH 29, 1996)
FINANCIAL STATEMENTS
DECEMBER 31, 1996

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
TABLE OF CONTENTS
--------------------------------------------------------------------------------




                                                                            PAGE

Report of Independent Accountants  .......................................... 31

Balance Sheet................................................................ 32

Statement of Income.......................................................... 33

Statement of Equity.......................................................... 34

Statement of Cash Flows...................................................... 35

Notes to Financial Statements  ............................................36-39

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors
and Stockholders of
Phoenix Life and Annuity Company

In our opinion, the accompanying balance sheet and the related statements of income, of equity and of cash flows present fairly, in all material respects, the financial position of Phoenix Life and Annuity Company (formerly Savers Life Insurance Company of America and a wholly-owned subsidiary of PM Holdings, Inc. as of March 29, 1996) at December 31, 1996, and the results of its operations and its cash flows for the periods from January 1, 1996 to March 29, 1996 and from March 30, 1996 to December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP
Hartford, CT
February 12, 1997

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
BALANCE SHEET
DECEMBER 31, 1996 (IN THOUSANDS)
--------------------------------------------------------------------------------

ASSETS
Available-for-sale fixed maturity
  investments, at fair value                           $          5,530
Short-term investments                                            4,707
                                                         ---------------

Total investments                                                10,237
Cash and cash equivalents                                           155
Accrued investment income                                           118
Current income taxes recoverable                                      6
Goodwill                                                            995
                                                         ---------------

Total assets                                           $         11,511
                                                         ===============

LIABILITIES
Deferred income taxes                                  $             22
Other liabilities                                                    49
                                                         ---------------

Total liabilities                                                    71
                                                         ---------------

EQUITY
Common stock, $100 par value, 25,000
  shares authorized, issued and outstanding                       2,500
Additional paid-in-capital                                        8,673
Retained earnings                                                   222
Net unrealized investment gains                                      45
                                                         ---------------

Total equity                                                     11,440
                                                         ---------------

Total liabilities and equity                           $         11,511
                                                         ===============

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
STATEMENT OF INCOME
PERIODS FROM MARCH 30, 1996 TO DECEMBER 31, 1996 (SUCCESSOR PERIOD)
AND JANUARY 1, 1996 TO MARCH 29, 1996 (PREDECESSOR PERIOD)
--------------------------------------------------------------------------------

                                         SUCCESSOR              PREDECESSOR
                                           PERIOD                 PERIOD
                                                  (IN THOUSANDS)
REVENUES
Net investment income                $            433        $            95
Net realized investment losses                     (1)
                                       ---------------         --------------

  Total revenues                                  432                     95
                                       ---------------         --------------

EXPENSES
Amortization of goodwill                           81
Other operating expenses                                                  (3)
                                       ---------------         --------------

  Total expenses                                   81                     (3)
                                       ---------------         --------------

INCOME BEFORE INCOME TAXES                        351                     98

Income taxes                                      129
                                       ---------------         --------------

NET INCOME                           $            222        $            98
                                       ===============         ==============

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
STATEMENT OF EQUITY
PERIODS FROM JANUARY 1, 1996 TO MARCH 29, 1996
AND FROM MARCH 30, 1996 TO DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                                       NET
                                                                ADDITIONAL                          UNREALIZED
                                                COMMON           PAID-IN          RETAINED          INVESTMENT           TOTAL
                                                STOCK            CAPITAL          EARNINGS            GAINS              EQUITY
                                                                                 (IN THOUSANDS)

BALANCES, DECEMBER 31, 1995              $           2,000                    $         3,999                      $         5,999
Net income                                                                                 98                                   98
Stock dividend                                         500                               (500)                                   -
                                            ---------------                     --------------                        -------------

BALANCES, MARCH 29, 1996                             2,500                              3,597                                6,097
Acquisition adjustment to record
  purchase price                                             $        4,673            (3,597)                               1,076
Capital contribution from parent                                      4,000                                                  4,000
Net income                                                                                222                                  222
Net unrealized investment gains                                                                 $             45                45
                                            ---------------    -------------    --------------    ---------------     -------------

BALANCES, DECEMBER 31, 1996              $           2,500   $        8,673   $           222   $             45   $        11,440
                                            ===============    =============    ==============    ===============     =============

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
STATEMENT OF CASH FLOWS
PERIODS FROM MARCH 30, 1996 TO DECEMBER 31, 1996 (SUCCESSOR PERIOD)
AND JANUARY 1, 1996 TO MARCH 29, 1996 (PREDECESSOR PERIOD)
--------------------------------------------------------------------------------

                                                                      SUCCESSOR            PREDECESSOR
                                                                        PERIOD                PERIOD
                                                                             (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                       $              222     $             98
ADJUSTMENTS TO RECONCILE NET INCOME
TO NET CASH PROVIDED BY OPERATIONS
    Goodwill amortization                                                        81
    Deferred income taxes                                                        (2)
   (Increase) in accrued investment income                                     (104)                  (9)
    Decrease in receivable from affiliate                                                            899
    Other                                                                       (18)
                                                                   -----------------      ---------------

    Net cash provided by operating activities                                   179                  988
                                                                   -----------------      ---------------


CASH FLOW FROM INVESTING ACTIVITIES
Purchases of available-for-sale fixed maturity investments                   (5,167)
Change in short-term investments, net                                        (1,002)
                                                                   -----------------

    Net cash used for investing activities                                   (6,169)
                                                                   -----------------

CASH FLOW FROM FINANCING ACTIVITIES
 Capital contribution from parent                                             4,000
                                                                   -----------------

    Net cash provided by financing activities                                 4,000
                                                                   -----------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                         (1,990)                 988

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                2,145                1,157
                                                                   -----------------      ---------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                         $              155     $          2,145
                                                                   =================      ===============

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                                                $              113
                                                                   =================

        The accompanying notes are an integral part of these statements.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     Phoenix Life and Annuity Company is a life insurance company domiciled in the State of Connecticut and is licensed in 32 states. On March 29, 1996, PM Holdings, Inc. acquired Savers Life Insurance Company of America from Central United Life Insurance Company, renamed the acquired company Phoenix Life and Annuity Company and redomiciled the company from Missouri to Connecticut. PM Holdings accounted for the acquisition of Phoenix Life and Annuity under the purchase method of accounting. The assets and liabilities of Phoenix Life and Annuity were recorded at their fair value as of the date of acquisition and intangible assets associated with the acquisition were recorded in the accounts of the acquired company. PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The financial statements for the period subsequent to the March 29, 1997 acquisition are sometimes referred to as the "successor period." The financial statements for the period prior to the acquisition are sometimes referred to as the "predecessor period."

     VALUATION OF INVESTMENTS

     Fixed maturity investments include U.S. government and agency bonds. Phoenix Life and Annuity classifies all its fixed maturity investments as available-for-sale. These investments are presented at fair value with unrealized gains or losses included as a separate component of equity. Fixed maturity investments are considered impaired when a decline in value is considered to be other than temporary.

     Short-term investments are carried at amortized cost, which approximates fair value.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes cash on hand and money market instruments.

     GOODWILL

     Goodwill represents the excess of the cost of the business acquired on March 29, 1996 over the fair value of its tangible net assets. Goodwill is being amortized using the straight-line method over a period of 10 years, the expected period of benefit from the acquisition. Management periodically reevaluates the propriety of the carrying value of long-lived assets including goodwill. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows. Such analyses are performed at least annually or more frequently if warranted by events or circumstances affecting Phoenix Life and Annuity's business. At this time, management believes that no impairment of goodwill has occurred and that no reduction of the carrying value is warranted.

     FEDERAL INCOME TAXES

     For the successor tax period ended December 31, 1996, Phoenix Life and Annuity plans to file a consolidated income tax return with Phoenix.

     Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from unrealized gains or losses on investments.

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS

     Information pertaining to Phoenix Life and Annuity's investments, net investment income and unrealized investment gains and losses follows:

     FIXED MATURITY INVESTMENTS

     At December 31, 1996, all fixed maturity investments were in U.S. government and agency bonds.

     The amortized cost and fair value of these investments, by contractual maturity, as of December 31, 1996 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or Phoenix Life and Annuity may have the right to put or sell the obligations back to the issuers.

                                                      AMORTIZED          FAIR
                                                        COST             VALUE
                                                            (IN THOUSANDS)

     Due after one year through five years         $           881  $          883
     Due after five years through ten years                  4,580           4,647
                                                     -------------   -------------

     Total                                         $        5,461  $        5,530
                                                     =============   =============

     NET INVESTMENT INCOME

     The components of net investment income for the period from March 30, 1996 to December 31, 1996 (successor period) and January 1, 1996 to March 29, 1996 (predecessor period) were as follows:

                                          SUCCESSOR           PREDECESSOR
                                           PERIOD               PERIOD
                                                  (IN THOUSANDS)
     Fixed maturity investments        $          226
     Short-term investments                       214       $           95
                                        --------------       --------------

                                                  440                   95
     Less investment expenses                       7
                                        --------------       --------------

     Net investment income             $          433       $           95
                                        ==============       ==============

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     UNREALIZED INVESTMENT GAINS AND LOSSES

     Unrealized gains on investments carried at fair value at December 31, 1996 were as follows (in thousands):

     Unrealized investment gains                      $            69
     Deferred income taxes                                         24
                                                       ---------------

     Net unrealized investment gains                  $            45
                                                       ===============

4.   INCOME TAXES

     A summary of income taxes in the statement of income for the period from March 30, 1996 to December 31, 1996 (successor period) is presented below (in thousands). No income taxes were recorded for the period from January 1, 1996 to March 29, 1996 (predecessor period).

     Current income taxes                             $         131
     Deferred income taxes                                       (2)
                                                       -------------

     Total                                            $         129
                                                       =============

     The income taxes attributable to the successor and predecessor periods are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. In the predecessor period, Savers Life was a consolidated subsidiary of a thrift under the control of the Resolution Trust Corporation. During the predecessor period, an interagency agreement between the Resolution Trust Corporation and the Internal Revenue Service stated that the Internal Revenue Service would not impose income taxes on consolidated subsidiaries of thrifts under Resolution Trust Corporation control. Accordingly, no provision for the predecessor period was recorded. The sources and the tax effect of the differences between the provision and the result of multiplying the income before taxes by the statutory federal income tax rate for the periods from March 30, 1996 to December 31, 1996 (successor period) and January 1, 1996 to March 29, 1996 (predecessor period) were as follows (dollar amounts in thousands):

                                                      SUCCESSOR                   PREDECESSOR
                                                        PERIOD                      PERIOD

     Income tax expense at statutory rates      $                123      35 %  $          34          35 %
     Goodwill                                                      7       2 %
     Other                                                        (1)                     (34)        (35)%
                                                  -------------------             ------------

     Income taxes                               $                129      37 %  $           -           0 %
                                                  ===================             ============

PHOENIX LIFE AND ANNUITY COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC. AS OF MARCH 29, 1996)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The deferred income tax liability as of December 31, 1996 represents the tax effects of temporary differences. The components were as follows (in thousands):

     Net unrealized investment gains                     $               24
     Investments                                                          4
     Goodwill                                                            (6)
                                                           -----------------

     Deferred tax liability, net                         $               22
                                                           =================

5.   RELATED PARTY TRANSACTIONS

     Phoenix and its affiliates provide services and facilities to Phoenix Life and Annuity and are reimbursed through a cost allocation process. Investment related expenses are allocated to Phoenix Life and Annuity from PM Holdings.

     Phoenix Investment Counsel, Inc., a wholly-owned subsidiary of Phoenix Duff & Phelps Corporation entered into a contract to manage the general account investments of Phoenix Life and Annuity. PM Holdings owns approximately 60% of the outstanding common stock of Phoenix Duff & Phelps.

 6.  STATUTORY FINANCIAL INFORMATION

     Phoenix's insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. As of December 31, 1996, Phoenix Life and Annuity had no material practices that were not prescribed by the Insurance Department of the State of Connecticut. Statutory equity differs from equity reported in accordance with generally accepted accounting principles for life insurance companies primarily because investment reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

     The following reconciles the statutory equity and asset valuation reserve of Phoenix Life and Annuity as reported to regulatory authorities to equity as reported in these financial statements at December 31, 1996 (in thousands):

     Statutory equity and asset valuation reserve        $         10,398
     Goodwill                                                         995
     Investment valuation allowances                                   69
     Deferred income tax liability                                    (22)
                                                           ---------------

     Equity, as reported                                 $         11,440
                                                           ===============

7.   INDEMNIFICATION

     Prior to the acquisition, Savers Life had reinsurance contracts with three unaffiliated reinsurers which it had assumed between 1986 and 1989 and which it assigned to Winterthur Life Re Insurance Company in October 1995. Phoenix considers any liability to Phoenix Life and Annuity as a result of these contracts to be remote and has indemnified Phoenix Life and Annuity. In addition, under the terms of the stock purchase agreement, Central United Life has indemnified Phoenix for any liability in excess of $15,000 resulting from these reinsurance contracts.

SAVERS LIFE INSURANCE
COMPANY OF AMERICA

REPORT AND FINANCIAL STATEMENTS
STATUTORY BASIS

DECEMBER 31, 1995 AND 1994

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Stockholder and Board of Directors of Savers Life Insurance Company of America



We have audited the accompanying statements of admitted assets, liabilities and capital and surplus (statutory basis) of Savers Life Insurance Company of America as of December 31, 1995 and 1994, and the related statements of income, of changes in capital and surplus, and of cash flows (statutory basis) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the State of Missouri Department of Insurance, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material. Although the Company prepared certain 1994 income statement information in accordance with generally accepted accounting principles, we were not engaged to audit, and we did not audit, the effects on the 1994 income statement of those variances, which are described in Note 11.

In our opinion, because of the effects of the matters referred to in the preceding paragraph, the financial statements audited by us do not present fairly, in conformity with generally accepted accounting principles, the financial position of Savers Life Insurance Company of America at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended.

Also, in our opinion, the financial statements audited by us present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of Savers Life Insurance Company of America at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.



/s/ Price Waterhouse LLP
Kansas City, Missouri
May 24, 1996

SAVERS LIFE INSURANCE COMPANY OF AMERICA
STATEMENT OF ADMITTED ASSETS, LIABILITIES
AND CAPITAL AND SURPLUS - STATUTORY BASIS
--------------------------------------------------------------------------------

                                                                                        DECEMBER 31,

                                                                                 1995                 1994

ADMITTED ASSETS
Cash and investments (Note 3):

Bonds, at amortized cost                                                    $      877,938      $  118,487,303
  Preferred stocks, at cost                                                              -           5,365,000
  Policy loans                                                                           -          24,382,991
  Cash                                                                           1,156,846          10,931,741
  Short term investments                                                         3,119,274          17,473,957
                                                                             -------------       -------------
                                                                                 5,154,058         176,640,992

Accrued investment income                                                            5,276           3,230,993
Premiums deferred and uncollected (Note 5)                                               -           2,076,601
Receivable from affiliate (Note 8)                                                 899,598                   -
Other assets                                                                         1,501               5,883
                                                                             -------------       -------------
              Total admitted assets                                         $    6,060,443      $  181,954,469
                                                                             =============       =============

LIABILITIES AND CAPITAL AND SURPLUS
Reserves for future policy benefits (Note 4)                                $            -      $  136,737,303
Policy and contract claims                                                               -             991,667
Policyholders' dividend accumulations                                                    -             597,758
Dividends payable to policyholders                                                       -             105,395
Premium deposits and unearned premiums                                                   -             599,464
Amounts withheld or unallocated                                                          -           1,818,715
Unearned investment income                                                               -              36,258
Amounts payable on reinsurance contracts (Note 4)                                        -               1,584
Accounts payable and accrued expenses                                               61,830             891,170
Interest maintenance reserve                                                             -           6,683,233
Asset valuation reserve                                                                  -           1,121,895
                                                                             -------------
                                                                                                 -------------
              Total liabilities                                                     61,830         149,584,442
                                                                             -------------       -------------

Capital and surplus (Note 6)
  Common stock, $100 par, 40,000 shares authorized, 20,000
   shares issued and outstanding                                                 2,000,000           2,000,000
  Additional paid-in surplus                                                             -          38,994,673
Unassigned surplus                                                               3,998,603          (8,624,646)
                                                                             -------------       -------------
              Total capital and surplus                                          5,998,603          32,370,027
                                                                             -------------       -------------

Commitments and contingencies (Notes 4 and 9)
              Total liabilities and capital and surplus                     $    6,060,433      $  181,954,469
                                                                             =============       =============

                 See accompanying notes to financial statements

SAVERS LIFE INSURANCE COMPANY OF AMERICA
STATEMENT OF INCOME - STATUTORY BASIS
--------------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31,

                                                                                 1995                1994

Revenues:

  Premiums and other considerations                                         $   10,074,610      $   12,578,751

  Net investment income (Note 3)                                                 7,566,078          10,470,516
  Commissions and expense allowances on
   reinsurance ceded                                                             5,848,599              87,918
  Amortization of interest maintenance reserve                                     481,218             634,924
  Adjustment for liability released from the interest
   maintenance reserve                                                           6,179,934                   -
  Other                                                                                  -               7,812
                                                                             -------------       -------------
              Total revenues                                                    30,150,439          23,779,921
                                                                             -------------       -------------

Benefits and expenses:
  Death benefits                                                                 6,071,374           6,643,367
  Accident and health benefits                                                     136,096             195,051
  Surrender and other policy benefits                                            9,066,311          10,054,134
  Increase (decrease) in reserves for future policy
   benefits (Note 4)                                                            (4,994,042)            881,488
  Increase in other policyholder funds                                             101,967              12,268
  Commissions and expense allowances on reinsurance
   assumed (Note 4)                                                                914,697           1,187,262
  General insurance expenses                                                     1,938,053           2,226,458
  Insurance taxes, licenses and fees                                                56,166             317,837
Other                                                                               68,378            (111,040)
                                                                             -------------       -------------
              Total benefits and expenses                                   $   13,359,000      $   21,406,825
                                                                             =============       =============

              Income before dividends to policyholders,
               realized losses and provision for federal
               income tax                                                       16,791,439      `    2,373,096

Dividends to policyholders                                                         134,883             111,283
Net realized capital losses                                                         (2,301)                  -
Provision for federal income tax (Note 7)                                                -          (1,142,428)
                                                                             -------------       -------------

              Net income                                                    $   16,654,255      $    3,404,241
                                                                             =============       =============

                 See accompanying notes to financial statements

SAVERS LIFE INSURANCE COMPANY OF AMERICA
STATEMENT OF CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS
--------------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31,

                                                                                 1995                1994

Common stock:

  Beginning and end of year                                                 $    2,000,000      $    2,000,000
                                                                             -------------       -------------



Additional paid-in surplus:
  Beginning of year                                                             38,994,673          35,994,673
  (Distribution) contribution of surplus                                       (38,994,673)          3,000,000
                                                                             -------------       -------------
  End of year                                                                            -          38,994,673
                                                                             -------------       -------------


Unassigned surplus:
  Beginning of year                                                             (8,624,646)        (11,643,033)
  Net income                                                                    16,654,255           3,404,241
  Increase (decrease) in surplus:
     Change in unrealized gain (loss)                                              224,296            (156,162)
     Change in nonadmitted assets                                                1,028,943             (98,684)
     Change in asset valuation reserve                                           1,121,895              18,621
     Change in reserve valuation basis                                                   -            (149,629)
     Dividends to stockholders                                                  (6,005,327)                  -
     Other                                                                        (400,813)                  -
                                                                             -------------       -------------
  End of year                                                                    3,998,603          (8,624,646)
                                                                             -------------       -------------

Total capital and surplus end of year                                       $    5,998,603      $   32,370,027
                                                                             =============       =============

                 See accompanying notes to financial statements

SAVERS LIFE INSURANCE COMPANY OF AMERICA
STATEMENT OF CASH FLOWS - STATUTORY BASIS
--------------------------------------------------------------------------------

                                                                                 YEAR ENDED DECEMBER 31,

                                                                                 1995                1994



Premiums and other considerations                                           $   10,807,621      $   13,170,548

Commissions and expense allowances on reinsurance
  ceded                                                                             56,479              80,459
Investment income received                                                       8,923,793          11,431,377
Other income received                                                                    -               7,812
                                                                             -------------       -------------
              Total receipts from operations                                    19,787,893          24,690,196
                                                                             -------------       -------------

Life and accident and health claims paid                                         6,052,984           7,826,266
Surrender and other benefits paid                                                9,122,209          10,014,197
Commissions, other expenses and taxes paid                                       3,662,022           3,739,107
Federal income taxes refunded                                                            -            (400,222)
Decrease in policy loans                                                       (24,866,605)         (1,929,048)
                                                                             -------------       -------------
              Total payments from operations                                    (6,029,390)         19,250,300
                                                                             -------------       -------------
              Net cash from operations                                          25,817,283           5,439,896
                                                                             -------------       -------------

Proceeds from investments sold:
   Bonds                                                                       116,944,146           8,096,094
   Preferred stocks                                                              5,733,750           8,423,055
   Other invested assets                                                                 -             266,361
Capital and surplus (distribution) contribution                                (38,994,673)          3,000,000
Other cash provided                                                                446,457             906,937
                                                                             -------------       -------------
              Total cash provided                                               84,129,680          20,692,447
                                                                             -------------       -------------

Cost of investments acquired:
   Bonds                                                                           876,753           5,509,771
   Preferred stocks                                                                      -           1,322,500
Other cash applied, net                                                        133,199,788             935,091
                                                                             -------------       -------------
              Total cash applied                                               134,076,541           7,767,362
                                                                             -------------       -------------
Net change in cash and short-term investments                                  (24,129,578)         18,364,981

   Cash and short-term investments beginning of year                            28,405,698          10,040,717
                                                                             -------------       -------------

   Cash and short-term investments end of year                              $    4,276,120      $   28,405,698
                                                                             =============       =============

                 See accompanying notes to financial statements

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Savers Life Insurance Company of America (the Company) was incorporated on November 2, 1981 as a stock life insurance company under the laws of the State of Missouri. Prior to October 1995, all of the outstanding stock of the Company was owned by Franklin Insurance Incorporated (FII) which, prior to July 16, 1992, was an indirect wholly-owned subsidiary of Franklin Savings Association (Franklin). On July 16, 1992, Franklin Federal Savings Association was organized as successor to Franklin. The Resolution Trust Corporation (RTC), an agency of the United States Government, was conservator and receiver of Franklin. On October 30, 1995, all of the common stock of the Company was sold to Central United Life Insurance Company (Central). At closing, the Company assigned all of its rights, duties and obligations under all of its existing reinsurance agreements to an unaffiliated company (see Note 4).

     On February 1, 1996, Central executed a stock purchase agreement to sell all of the common stock of the Company to an unaffiliated party. The sale was approved and closed in March 1996. Concurrent with the sale, all Central officers and directors resigned. Subsequently, the Company amended its corporate by-laws and articles of incorporation to change its name to Phoenix Life and Annuity Company.

     The Company is licensed to market life, annuity and accident and health products in 31 states and the District of Columbia and is subject to their regulatory requirements in the conduct of its business.

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     The significant accounting practices reflected in, and the basis of presenting, the statutory financial statements of the Company are summarized below.

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF PRESENTATION
     The accompanying financial statements have been prepared in accordance with the accounting practices prescribed or permitted by the State of Missouri Department of Insurance. These accounting practices differ in some respects from principles used in determining financial position and results of operations in accordance with generally accepted accounting principles
     (GAAP). These differences include:

     A. Commissions and other policy acquisition costs are charged to operations as incurred instead of being deferred and amoritized against the related policy premiums which are taken into income over the period covered by the policies.

     B. The provision for income tax expense represents federal income taxes currently payable. In certain cases, items of income and expense are reported in different accounting periods for statutory reporting purposes than for federal income tax purposes. The tax effects of these "temporary differences" are not reported in the accompanying financial statements.

     C. Debt securities are classified into three categories under GAAP; held to maturity, available for sale and trading. Fixed maturities held to maturity are stated at amortized cost; fixed maturities available for sale are stated at market value and the resulting unrealized gains or losses, net of applicable income taxes, are credited or charged to equity; and fixed maturities held for trading are reported at market value and the resulting unrealized gains or losses are reported in earnings. Under statutory accounting practices, all fixed maturity securities are stated at amoritized cost.

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

     D. An asset valuation reserve (AVR) is required under statutory accounting principles; no such reserve is required under GAAP. This reserve, if any, is recorded as a liability and is provided by a direct charge to surplus.

     E. Pursuant to statutory accounting practices, interest-related realized capital gains and losses on fixed income investments, net of the related federal income tax, are deferred and amoritized over the remaining lives of the applicable investments, as if the investments were still owned. Net deferred realized gains and losses are recorded as the interest maintenance reserve (IMR). If the net IMR balance is an asset, the amount is recorded as a non-admitted asset. No such reserve is required under GAAP.

     F. Policy reserves are based on statutory mortality and interest requirements and without consideration of withdrawals, which may differ from GAAP reserves based on more realistic estimates of mortality, interest and withdrawals.

     G. The balance sheet is reported net of reinsurance; under GAAP, the balance sheet reflects reserve credits or reinsurance coded as assets under GAAP. In addition, certain transactions are accounted for as deposits and not as reinsurance.

     H. Certain assets designated as nonadmitted assets are charged against surplus versus capitalization of these costs and depreciation over the assets' estimated lives.

     I. Unrealized investment gains and losses are credited or charged directly to unassigned surplus without provision for deferred federal income taxes.

     J. The provision for participating policy dividends is contractually required by the ceding company plus a provision for such dividends expected to be paid in the following year, rather than being provided for ratably over the premium-paying period in accordance with dividend scales contemplated at the time the policies were issued.

     REVENUE RECOGNITION AND RELATED EXPENSES
     Premium income is recorded as earned when received, adjusted for advance premiums and premiums deferred and uncollected. Premium income includes reinsurance assumed and is reduced for premiums ceded. Increases in policy benefit reserves and policy acquisition and other period expenses are charged operations as incurred. Reinsurance commissions and expense allowances are recognized as revenue when realized in accordance with the contract terms.

     INVESTMENTS
     Investments are valued as prescribed by the NAIC. Bonds and short-term investments are generally carried at amortized cost, preferred stocks in good standing at cost and policy loans at the unpaid principal amount.

     The aggregate market value of the bond portfolio is greater than amortized cost at December 31, 1995. No provision, other than the AVR, has been made for possible losses as management believes declines in market value, if any, are temporary. Investments with an aggregate carrying value of $1,845,990 were on deposit with regulatory agencies of certain states as of December 31, 1995.

     Realized and unrealized capital gains and losses on investments are determined on the basis of identified original cost for stocks and identified amortized cost for bonds. Bond premiums and discounts are amortized by the scientific (yield) method and are charged or credited to net investment income.

     In 1995 and 1994, amortization of IMR was determined using the group method.

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

     RESERVE FOR FUTURE POLICY BENEFITS
     Policy reserves for life insurance policies are based on actuarial mortality and interest tables which have been approved by the State of Missouri Department of Insurance. The mortality tables and interest assumptions used vary from the 1941 CSO table with 3% interest to the 1980 CSO table with 6% interest. The Company computes life insurance reserves primarily on a modified reserve basis. The effect of the use of a modified reserve basis is to partially offset the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is generally less than the reserve increase in renewal years.

     The Company waives the deduction of deferred fractional premiums upon death of the insured. Surrender values are not guaranteed in excess of the legally computed reserves. Substandard reserves are determined by computing the regular mean reserve for the plan of the rated age and holding an additional one-half of extra substandard premium.

     In response to an actuarial guideline issued in 1994, the Company recorded 20% of the total additional reserve associated with the immediate payment of claims on life insurance contracts in both 1994 and 1995.

     POLICY AND CONTRACT CLAIMS
     The liability for unpaid claims is based upon estimates of payments to be made for individual claims reported but not settled prior to year-end. An additional liability is estimated on the basis of experience for incurred but not reported claims at year-end.

     REINSURANCE
     Premiums, expenses, policy and contract claims, and the reserve for future policy benefits include amounts related to reinsurance assumed and are stated net after deduction of amounts ceded.

     PARTICIPATING POLICIES
     Participating life insurance policies represent less than 1% of the ordinary life insurance inforce at December 31, 1994. The dividends paid and accrued are calculated in accordance with the terms of the reinsurance agreement (see Note 4).

     NONADMITTED ASSETS
     Certain assets designated as nonadmitted assets are excluded from the statutory statements in accordance with the laws and regulations of the State of Missouri Department of Insurance. These assets totaling approximately $0.1 million and $1.2 million at December 31, 1995 and 1994, respectively, were principally comprised of unsecured receivables and other assets not readily convertible to cash. Changes in nonadmitted assets are credited or charged directly to unassigned surplus.

     INCOME TAXES
     The provision for income tax expense represents income taxes currently payable.

     FAIR VALUES OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair values of each class of financial instrument. The Company does not anticipate that any significant assets will be disposed at those estimated fair values.

     Bonds: Fair values are based on quoted market prices, where available.

     Preferred stocks: Fair values are based on quoted market prices.

     Policy loans: Policy loans are generally issued with coupon rates below market rates and are considered early payment on the life benefit. As such, the carrying amount of these financial instruments is a reasonable estimate of their fair value.

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

     Cash and short-term investments: The carrying amounts for these instruments approximate fair value.

     The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                1995                                   1994
                                  --------------------------------      ----------------------------------
                                    CARRYING             FAIR              CARRYING              FAIR
                                     AMOUNT              VALUE              AMOUNT              VALUE


Financial assets:
    Bonds                         $      877,938     $      891,000      $ 118,487,303      $  107,630,275
    Preferred stocks                           -                  -          5,365,000           5,492,500
    Policy loans                               -                  -         24,382,991          24,382,991
    Cash                               1,156,846          1,156,846         10,931,741          10,931,741
    Short-term investments             3,119,274          3,119,274         17,473,957          17,473,957


3.   INVESTMENT SECURITIES

     The carrying value and estimated market value of investments in bonds and preferred stocks at December 31, are summarized below:


                                                                     1995
                                  --------------------------------------------------------------------------
                                                         GROSS               GROSS             ESTIMATED
                                   CARRYING           UNREALIZED          UNREALIZED             MARKET
                                     VALUE               GAINS              LOSSES               VALUE


Government securities            $      877,938      $        13,062     $             -      $      891,000
                                  =============       ==============      ==============       =============


                                                                     1994
                                  --------------------------------------------------------------------------
                                                         GROSS               GROSS             ESTIMATED
                                   CARRYING           UNREALIZED          UNREALIZED             MARKET
                                     VALUE               GAINS              LOSSES               VALUE


Government securities            $   11,768,278      $         2,072     $       377,981      $   11,392,369

Mortgage-backed
  securities                         60,184,380                  130           6,306,570          53,877,940

Corporate securities                 46,534,645               67,973           4,242,652          42,359,966
                                  -------------       --------------      --------------       -------------
                                 $  118,487,303      $        70,175     $    10,927,203      $  107,630,275
                                  =============       ==============      ==============       =============
Preferred stocks                 $    5,365,000      $       457,500     $       330,000      $    5,492,500
                                  =============       ==============      ==============       =============

     The carrying value and estimated market value of bonds at December 31, 1995, by contractual maturity, as shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                              ESTIMATED
                                                                          CARRYING             MARKET
                                                                            VALUE               VALUE


Due after one year through five years                                   $      877,938      $      891,000
                                                                         =============       =============

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

     Proceeds from the sales of investments during 1995 and 1994 and the related realized gains and losses thereon, are as follows:

                                                                     1995
                                  --------------------------------------------------------------------------
                                                       REALIZED            REALIZED
                                   PROCEEDS              GAINS              LOSSES                NET


Bonds                            $   16,726,332      $             -     $     (390,831)      $     (390,831)
Preferred stocks                      1,467,500              368,750                   -             368,750
Short-term investments                        -                    -             (2,301)              (2,301)
Less net realized
  losses transferred to
  IMR                                                                                                 22,081
                                                                                               -------------
                                                                                              $       (2,301)
                                                                                               =============


                                                                     1994
                                  --------------------------------------------------------------------------
                                                       REALIZED            REALIZED
                                   PROCEEDS              GAINS              LOSSES                NET


Bonds                            $    8,096,094      $             -     $             -      $            -
Preferred stocks                      8,423,055            2,648,680              18,750           2,629,930
Other invested assets                   266,361                    -             216,155            (216,155)
Less net realized
  gains transferred to
  IMR                                                                                             (2,413,775)
                                                                                               -------------
                                                                                              $            -
                                                                                               =============

     Net investment income for years ended December 31, is comprised of the following:

                                                                      1995                       1994


Bonds                                                            $    5,446,434             $     7,458,894
Preferred stocks                                                        281,549                     633,774
Policy loans                                                            668,269                   1,697,196
Short-term investments                                                  380,340                     429,111
Cash and other                                                          875,754                     337,247
                                                                  -------------              --------------
     Total investment income                                          7,652,346                  10,556,222

Less investment expenses                                                (86,268)                    (85,706)
                                                                  -------------              --------------
     Net investment income                                       $    7,566,078             $    10,470,516
                                                                  =============              ==============

4.   RESERVES AND REINSURANCE

     The reserve for future policy benefits at December 31, is comprised of the following:

                                                                      1995                       1994


Life insurance                                                   $            -             $   139,282,494
Accident and health                                                           -                   4,414,084
Less reinsurance - Life                                                       -                  (2,680,993)
Less reinsurance - A&H                                                        -                  (4,278,282)
                                                                  -------------              --------------
                                                                 $            -             $   136,737,303
                                                                  =============              ==============

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

     Effective September 28, 1989, the Company entered into a 100% coinsurance agreement (the Agreement) with SunAmerica Life Insurance Company (SunAmerica). At December 31, 1994, reserves assumed under the Agreement comprise 93% of total reserves. The Company has two other 100% coinsurance agreements, effective in 1986, which comprise the remainder of the reserves assumed through indemnity reinsurance at December 31, 1994. The Company's indemnity reinsurance agreements are collectively referred to as the Coinsurance Agreements.

     In October 1995, the Company entered into a series of transactions (the Transfer) to assign the Coinsurance Agreements to Winterthur Life Re Insurance Company (Winterthur). The Company, SunAmerica and Winterthur entered into an agreement to assign the rights, duties and obligations under the Agreement. In addition, the Company and Winterthur entered into a separate agreement to assign the rights, duties and obligations under the remaining indemnity reinsurance agreements. Under the terms of the agreements, the Company transferred policyholder benefit reserves and other insurance related liabilities totaling $135,808,246. Concurrently, the Company transferred cash, securities and other insurance related assets totaling $141,013,760. In return, the Company received $11,000,000 in cash and recorded a $5,794,487 gain on the assignment of Coinsurance Agreements. The gain was recorded as commissions and expense allowances on reinsurance ceded in the Company's statement of income. The assignments were recorded as if the Coinsurance Agreements were terminated and the Company was released from any future duties or obligations therein. Management believes the Company has no further liabilities or obligations with respect to the Coinsurance Agreements.

     The following summarizes amounts for reinsurance assumed and ceded as of December 31:

                                                1995                                   1994
                                  --------------------------------      ----------------------------------
                                     ASSUMED             CEDED             ASSUMED              CEDED


Premiums deferred and
   uncollected                    $            -     $            -      $   2,041,204      $      (35,397)
Reserves for future
   policy benefits                             -                  -        143,696,578           6,959,275
Policy and contract claim
   liability                                   -                  -          1,148,893             157,226
Premiums and other
   considerations                     12,023,147          1,611,019         14,708,939           2,130,188
Death and accident
   and health benefits                 8,826,608          2,577,616          9,216,298           2,377,880

Insurance in force subject
   to reinsurance (in 000's)                   -                  -          1,452,073             344,994


     The Company is liable for reinsurance ceded to other companies in the event such companies are unable to pay their portion of the policy benefits.

5.   PREMIUMS DEFERRED AND UNCOLLECTED

     Below is a summary of premiums deferred and uncollected as of December 31:

                                                                      1995                       1994


Gross                                                            $            -             $     2,072,432
Loading                                                                       -                       4,169
                                                                  -------------              --------------
Net                                                              $            -             $     2,076,601
                                                                  =============              ==============

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

6.   CAPITAL AND SURPLUS AND RESTRICTIONS

     Under the insurance laws of the State of Missouri Department of Insurance, the Company is required to maintain minimum statutory capital and surplus of $1,200,000. Prior to the transfer, the Company was required to maintain minimum capital and surplus equal to the greater of 125% of NAIC Company Action Level Risk Based Capital and the minimum capital and surplus requirements of any jurisdiction in which there were policies in force. The Company determined this amount to be $6.0 million (based upon Florida requirements) at the end of 1994. Dividend distributions to the stockholder exceeding the greater of statutory net gain from operations during the preceding year or 10% of capital and surplus of the preceding year are subject to the prior approval of the State of Missouri Department of Insurance.

     The NAIC adopted the "Risk Based Capital for Life and/or Health Insurers Model Act" (RBC) which became effective December 31, 1993, to evaluate the adequacy of statutory capital and surplus in relation to a company's investment and insurance risks. The RBC formula will be used by the states as an early warning tool to identify weakly capitalized companies for the purpose of initiating regulatory action. The NAIC's RBC model act provides for four levels of potential involvement by state regulators for inadequately capitalized insurance companies as follows: (1) Company Action Level, (2) Regulatory Action Level, (3) Authorized Control Level, and (4) Mandatory Control Level. Generally, action will be triggered when the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus and AVR to its RBC) falls below 200%. Based upon the Company's calculations, its RBC ratio exceeded 200% at December 31, 1995.

     The American Institute of Certified Public Accountants Statement of Position (SOP) 94-5. "Disclosure of Certain Matters in the Financial Statements of Insurance Enterprises," requires insurance enterprises to disclose permitted statutory accounting practices which have a material effect on capital and surplus or RBC. Permitted practices encompass those practices not prescribed by state laws, regulations and administrative rules or by existing NAIC authoritative literature. The Company does not have any statutory accounting practices which are required to be disclosed under SOP 94-5.

     During 1995, the Company paid $45,000,000 of extraordinary dividends to FII. The dividends were approved by the State of Missouri Department of Insurance.

7.   INCOME TAXES

     Prior to July 1, 1993, a written tax sharing agreement existed between FII and the Company, whereby the Company agreed to pay its parent, FII, the entire amount of tax liability as determined on a separate company basis. The tax sharing agreement was canceled effective July 1, 1993 as a result of an interagency agreement between the RTC and the IRS. In general, the interagency agreement stated that the IRS would not collect tax liabilities from consolidated subsidiaries of thrifts under RTC control. Uncertainty surrounding certain provisions of the interagency agreement led the Company to record its tax provision for the last two quarters of 1993 as if the tax allocation agreement remained in effect. In January 1995, evidence was obtained which mitigated the uncertainties surrounding the interagency agreement; accordingly, the federal income tax provision on gains from operations and capital gains related to the last two quarters of 1993, in the amount of $1.1 million was reversed into fourth quarter 1994 operations. Accordingly, the Company recorded no federal income taxes for the year ended December 31, 1994 and through the date of the Transfer.

     The Company will file a separate federal income tax return in 1995.

8.   RELATED PARTIES

     Receivable from affiliate at December 31, 1995 primarily consists of amounts due from Central for certain processing costs incurred by the Company on behalf of Central. The receivable was liquidated in January 1996.

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------

9.   COMMITMENTS AND CONTINGENCIES

     The Company has been named as defendant in lawsuits and arbitration arising from the normal course of business. Management does not expect that these actions will result in a material loss to the Company.

10.  RECONCILIATION OF ANNUAL STATEMENT

     The following is a reconciliation of statutory capital and surplus as reported in the Company's 1994 NAIC Annual Statement to that reported in the accompanying financial statements:

                                                                      1994
     Capital and surplus as reported in the
       NAIC Annual Statement                                   $     32,440,508

     Reserve related adjustment to net income                             9,145

     Policy contract claim related adjustment
       to net income                                                    200,000

     Premium suspense related adjustment
       to net income                                                    287,811

     Deferred premium related adjustment
       to net income                                                    149,930

     Nonadmitted policy overloans                                      (259,318)

     Nonadmitted due premium                                           (308,420)

     Change in valuation basis                                         (149,629)
                                                                ---------------

     Capital and surplus as reported in the
       accompanying financial statements                       $     32,370,027
                                                                ===============

SAVERS LIFE INSURANCE COMPANY OF AMERICA
NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
--------------------------------------------------------------------------------
11.  RECONCILIATION OF 1994 NET INCOME (UNAUDITED)

     The following is an unaudited reconciliation of net income as reported in these financial statements to unaudited net income in accordance with generally accepted accounting principles.

     Net income as reported in the accompanying
     financial statements                                      $      3,404,241

     Unaudited adjustments to conform with
     generally accepted accounting principles:

        Amortization of prepaid reinsurance commission and
         expense allowances                                          (2,561,073)

        Change in reserves for future policy benefits                 2,977,656

        Change in deferred premium accrual                              (41,295)

        Realized gain                                                 1,864,557

        Other                                                            (1,858)
                                                               -----------------

     As reported in accordance with generally accepted
     accounting principles (unaudited)                         $      5,624,228
                                                               -----------------

12.  SUBSEQUENT EVENTS

     On January 23, 1996, the Company declared a common stock dividend of 5,000 shares to Central. The Company transferred $500,000 from unassigned surplus to common stock and issued 5,000 previously authorized shares of common stock. The net effect was a $500,000 decrease in unassigned surplus and a corresponding increase in common stock.

     On February 1, 1996, Central executed a stock purchase agreement to sell all of the common stock of the Company to an unaffiliated party. The sale was approved and closed in March 1996. Concurrent with the sale, all Central officers and directors resigned. Subsequently, the Company amended its corporate by-laws and articles of incorporation to change its name to Phoenix Life and Annuity Company.

PHOENIX LIFE AND
ANNUITY COMPANY

VARIABLE UNIVERSAL LIFE ACCOUNT


THE EFFECTIVE DATE OF THE PHOENIX LIFE AND ANNUITY VARIABLE UNIVERSAL LIFE ACCOUNT IS THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, THEREFORE, FINANCIAL DATA IS NOT AVAILABLE.

APPENDIX A

THE GUARANTEED INTEREST ACCOUNT

    Contributions to the Guaranteed Interest Account ("GIA") under the Policy and transfers to the GIA become part of the Phoenix General Account (the "General Account"), which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interest in the General Account has not been registered under the Securities Act of 1933 ("1933 Act") nor is the General Account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the General Account nor any interest therein is specifically subject to the provisions of the 1933 or 1940 Acts and the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus concerning the GIA. Disclosures regarding the GIA and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    The General Account is made up of all of the general assets of Phoenix other than those allocated to any separate account. Premium payments will be allocated to the GIA and, therefore, the General Account, as elected by the Policyowner at the time of purchase or as subsequently changed. Phoenix will invest the assets of the General Account in assets chosen by it and allowed by applicable law. Investment income from General Account assets is allocated between Phoenix and the contracts participating in the General Account, in accordance with the terms of such contracts.

    Investment income from the General Account allocated to Phoenix includes compensation for mortality and expense risks borne by it in connection with General Account contracts.

    The amount of investment income allocated to the Policies will vary from year to year in the sole discretion of Phoenix. However, Phoenix guarantees that it will credit interest at a rate of not less than 4% per year, compounded annually, to amounts allocated to the unloaned portion of the GIA. The loaned portion of the GIA will be credited interest at an effective annual rate of 2%. Phoenix may credit interest at a rate in excess of 4% per year; however, it is not obligated to credit any interest in excess of 4% per year.

    Bi-weekly, Phoenix will set the excess interest rate, if any, that will apply to amounts deposited to the GIA. That rate will remain in effect for such deposits for an initial guarantee period of one full year from the date of deposit. Upon expiration of the initial one-year guarantee period (and each subsequent one-year guarantee period thereafter), the rate to be applied to any deposits whose guaranteed period has just ended will be the same rate as is applied to new deposits allocated at that time to the GIA. This rate will likewise remain in effect for a guarantee period of one full year from the date the new rate is applied.

    Excess interest, if any, will be determined by Phoenix based on information as to expected investment yields. Some of the factors that Phoenix may consider in determining whether to credit interest to amounts allocated to the GIA and the amount thereof, are general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE GIA IN EXCESS OF 4% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF PHOENIX AND WITHOUT REGARD TO ANY SPECIFIC FORMULA. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO GIA ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR ANY GIVEN YEAR.

    Phoenix is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in Phoenix's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various Policyholders and Contract Owners.

    Excess interest, if any, will be credited on the GIA Policy Value. Phoenix guarantees that, at any time, the GIA Policy Value will not be less than the amount of premium payments allocated to the GIA, plus interest at the rate of 4% per year, compounded annually, plus any additional interest which Phoenix may, in its discretion, credit to the GIA, less the sum of all annual administrative or surrender charges, any applicable premium taxes, and less any amounts surrendered or loaned. If the Policyowner surrenders the Policy, the amount available from the GIA will be reduced by any applicable surrender charge and annual administration charge. See "Deductions and Charges."



IN GENERAL, ONE TRANSFER PER CONTRACT YEAR IS ALLOWED FROM THE GIA. THE AMOUNT WHICH CAN BE TRANSFERRED IS LIMITED TO THE GREATER OF $1,000 OR 25% OF THE CONTRACT VALUE IN THE GIA AT THE TIME OF THE TRANSFER. UNDER THE SYSTEMATIC TRANSFER PROGRAM, TRANSFERS OF APPROXIMATELY EQUAL AMOUNTS MAY BE MADE OVER A MINIMUM 18-MONTH PERIOD. NON-SYSTEMATIC TRANSFERS FROM THE GIA WILL BE EFFECTUATED ON THE DATE OF RECEIPT BY VPMO, UNLESS OTHERWISE REQUESTED BY THE CONTRACT OWNER.

                                   APPENDIX B


        ILLUSTRATIONS OF DEATH BENEFITS, POLICY VALUES ("ACCOUNT VALUES")
                           AND CASH SURRENDER VALUES.

    The tables on the following pages illustrate how a Policy's death benefits, account values and Cash Surrender Value could vary over time assuming constant hypothetical gross (after tax) annual investment returns of 0%, 6% and 12%. The Policy benefits will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the figures will be different if the returns averaged 0%, 6% or 12% over a period of years but went above or below those figures in individual Policy Years. The Policy benefits also will differ, depending on your premium allocations to each Subaccount of the VUL Account, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual Subaccounts. The tables are for standard risk males and females who have never smoked. In states where cost of insurance rates are not based on the Insured's sex, the tables designated "male" apply to all standard risk insureds who have never smoked. Account Values and Cash Surrender Values may be lower for smokers or former smokers or for risk classes involving higher mortality risk. Planned premium payments are assumed to be paid at the beginning of each Policy Year. The difference between the Policy Value and the Cash Surrender Value in the first 10 years is the Surrender Charge.

    The death benefit, account value and Cash Surrender Value amounts reflect the following current charges:

1.  Issue  Charge of $150.


2. Monthly Administrative Charge of $5 per month ($10 per month guaranteed maximum).

3.  Premium Tax Charge of 2.25%.

4.  A Federal Tax Charge of 1.5%.

5. Cost of Insurance Charge. The tables illustrate cost of insurance at both the current rates and at the maximum rates guaranteed in the Policies. (See "Charges and Deductions--Cost of Insurance.")


6. Mortality and Expense Risk Charge, which is a daily charge equivalent to .80% on an annual basis (or .25% on an annual basis after the 15th Policy
    Year), against the VUL Account for mortality and expense risks. (See "Charges and Deductions--Mortality and Expense Risk Charge.")

    These illustrations also assume an average investment advisory fee of .72% on an annual basis, of the average daily net asset value of each of the Series of the Funds. These illustrations also assume other ongoing average Fund expenses of .21%. All other Fund expenses, except capital items such as brokerage commissions, are paid by the Adviser or Phoenix. Management may decide to limit the amount of expense reimbursement in the future. If expense reimbursement had not been in place for the fiscal year ended December 31, 1996, total operating expenses for the Growth, Multi-Sector, Allocation, Money Market, Balanced, Real Estate, Theme, Asia and International Series would have been approximately .72%, .67%, .70%, .55%, .68%, 1.43%, 1.28%, 2.87% and 1.04%,
respectively, of the average net assets of the Series. (See "Charges and Deductions--Investment Management Charge.")

    Taking into account the Mortality and Expense Risk Charge and the investment advisory fees and expenses, the gross annual investment return rates of 0%, 6% and 12% on the Funds' assets are equivalent to net annual investment return rates of approximately -1.72%, 4.23% and 10.19%, respectively (applicable for the first 15 Policy Years and -1.18%, 4.81% and 10.79% respectively after the 15th Policy Year). For individual illustrations, interest rates ranging between 0% and 12% may be selected in place of the 0%, 6% and 12% rates.

    The hypothetical returns shown in the tables are without any tax charges that may be attributable to the VUL Account in the future. If such Tax Charges are imposed in the future, then in order to produce after tax returns equal to those illustrated for 0%, 6% and 12%, a sufficiently higher amount in excess of the hypothetical interest rates would have to be earned. (See "Charges and Deductions--Other Charges--Taxes.")


    The second column of each table shows the amount that would accumulate if an amount equal to the premiums paid were invested to earn interest, after taxes, at 5% compounded annually. These tables show that if a Policy is returned in its very early years for payment of its Cash Surrender Value, that Cash Surrender Value may be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning a Policy for a relatively short time may be high.

    On request, we will furnish the Policyowner with a comparable illustration based on the age and sex of the proposed insured person(s), standard risk assumptions and the initial face amount and planned premium chosen.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000

MALE 35 NEVERSMOKE

                        THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                          ASSUMING CURRENT CHARGES


                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
       1      1,000      1,050       575          0    100,000       620          0    100,000        666          0    100,000
       2      1,000      2,153     1,282        397    100,000     1,414        529    100,000      1,551        666    100,000
       3      1,000      3,310     1,968        661    100,000     2,231        924    100,000      2,517      1,210    100,000
       4      1,000      4,526     2,632      1,325    100,000     3,074      1,767    100,000      3,571      2,264    100,000
       5      1,000      5,802     3,273      1,966    100,000     3,940      2,633    100,000      4,721      3,414    100,000

       6      1,000      7,142     3,890      2,727    100,000     4,830      3,668    100,000      5,976      4,814    100,000
       7      1,000      8,549     4,481      3,463    100,000     5,743      4,726    100,000      7,345      6,328    100,000
       8      1,000     10,027     5,046      4,174    100,000     6,680      5,807    100,000      8,840      7,968    100,000
       9      1,000     11,578     5,584      5,149    100,000     7,640      7,204    100,000     10,472     10,037    100,000
      10      1,000     13,207     6,096      6,096    100,000     8,624      8,624    100,000     12,256     12,256    100,000

      11      1,000     14,917     6,585      6,585    100,000     9,637      9,637    100,000     14,213     14,213    100,000
      12      1,000     16,713     7,051      7,051    100,000    10,682     10,682    100,000     16,361     16,361    100,000
      13      1,000     18,599     7,495      7,495    100,000    11,758     11,758    100,000     18,720     18,720    100,000
      14      1,000     20,579     7,916      7,916    100,000    12,868     12,868    100,000     21,314     21,314    100,000
      15      1,000     22,657     8,314      8,314    100,000    14,012     14,012    100,000     24,167     24,167    100,000

      16      1,000     24,840     8,738      8,738    100,000    15,276     15,276    100,000     27,459     27,459    100,000
      17      1,000     27,132     9,138      9,138    100,000    16,587     16,587    100,000     31,104     31,104    100,000
      18      1,000     29,539     9,510      9,510    100,000    17,944     17,944    100,000     35,141     35,141    100,000
      19      1,000     32,066     9,854      9,854    100,000    19,349     19,349    100,000     39,615     39,615    100,000
      20      1,000     34,719    10,166     10,166    100,000    20,802     20,802    100,000     44,576     44,576    100,000

    @ 65      1,000     69,761    10,629     10,629    100,000    38,040     38,040   100,000     136,375    136,375    166,378

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 34.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000


MALE 35 NEVERSMOKE

                        THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                        ASSUMING GUARANTEED CHARGES



                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
       1      1,000      1,050        512          0    100,000        556          0    100,000        599          0    100,000
       2      1,000      2,153      1,157        272    100,000      1,281        396    100,000      1,410        525    100,000
       3      1,000      3,310      1,782        475    100,000      2,028        721    100,000      2,294        987    100,000
       4      1,000      4,526      2,385      1,078    100,000      2,795      1,488    100,000      3,258      1,951    100,000
       5      1,000      5,802      2,966      1,659    100,000      3,583      2,276    100,000      4,308      3,001    100,000

       6      1,000      7,142      3,524      2,362    100,000      4,392      3,230    100,000      5,452      4,290    100,000
       7      1,000      8,549      4,056      3,039    100,000      5,219      4,202    100,000      6,698      5,681    100,000
       8      1,000     10,027      4,563      3,691    100,000      6,066      5,193    100,000      8,057      7,184    100,000
       9      1,000     11,578      5,044      4,608    100,000      6,931      6,496    100,000      9,537      9,102    100,000
      10      1,000     13,207      5,497      5,497    100,000      7,816      7,816    100,000     11,154     11,154    100,000

      11      1,000     14,917      5,921      5,921    100,000      8,717      8,717    100,000     12,918     12,918    100,000
      12      1,000     16,713      6,314      6,314    100,000      9,635      9,635    100,000     14,843     14,843    100,000
      13      1,000     18,599      6,675      6,675    100,000     10,568     10,568    100,000     16,946     16,946    100,000
      14      1,000     20,579      7,003      7,003    100,000     11,517     11,517    100,000     19,246     19,246    100,000
      15      1,000     22,657      7,294      7,294    100,000     12,478     12,478    100,000     21,762     21,762    100,000

      16      1,000     24,840      7,591      7,591    100,000     13,528     13,528    100,000     24,654     24,654    100,000
      17      1,000     27,132      7,846      7,846    100,000     14,595     14,595    100,000     27,839     27,839    100,000
      18      1,000     29,539      8,052      8,052    100,000     15,675     15,675    100,000     31,349     31,349    100,000
      19      1,000     32,066      8,205      8,205    100,000     16,765     16,765    100,000     35,221     35,221    100,000
      20      1,000     34,719      8,298      8,298    100,000     17,858     17,858    100,000     39,494     39,494    100,000

    @ 65      1,000     69,761      4,144      4,144    100,000     27,807     27,807    100,000    118,357    118,357    144,396

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 34.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000


FEMALE 35 NEVERSMOKE

                        THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 1

                                                          ASSUMING CURRENT CHARGES



                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
       1      1,000      1,050        602          0    100,000        648          0    100,000        695          0    100,000
       2      1,000      2,153      1,335        481    100,000      1,470        616    100,000      1,611        757    100,000
       3      1,000      3,310      2,046        851    100,000      2,317      1,122    100,000      2,611      1,415    100,000
       4      1,000      4,526      2,736      1,541    100,000      3,191      1,995    100,000      3,703      2,508    100,000
       5      1,000      5,802      3,402      2,207    100,000      4,090      2,894    100,000      4,895      3,700    100,000

       6      1,000      7,142      4,045      2,981    100,000      5,015      3,951    100,000      6,197      5,133    100,000
       7      1,000      8,549      4,661      3,729    100,000      5,965      5,032    100,000      7,618      6,686    100,000
       8      1,000     10,027      5,253      4,452    100,000      6,941      6,140    100,000      9,171      8,370    100,000
       9      1,000     11,578      5,820      5,420    100,000      7,944      7,545    100,000     10,870     10,470    100,000
      10      1,000     13,207      6,363      6,363    100,000      8,977      8,977    100,000     12,731     12,731    100,000

      11      1,000     14,917      6,888      6,888    100,000     10,047     10,047    100,000     14,777     14,777    100,000
      12      1,000     16,713      7,395      7,395    100,000     11,155     11,155    100,000     17,028     17,028    100,000
      13      1,000     18,599      7,884      7,884    100,000     12,303     12,303    100,000     19,505     19,505    100,000
      14      1,000     20,579      8,356      8,356    100,000     13,492     13,492    100,000     22,233     22,233    100,000
      15      1,000     22,657      8,810      8,810    100,000     14,725     14,725    100,000     25,238     25,238    100,000

      16      1,000     24,840      9,297      9,297    100,000     16,091     16,091    100,000     28,707     28,707    100,000
      17      1,000     27,132      9,767      9,767    100,000     17,516     17,516    100,000     32,554     32,554    100,000
      18      1,000     29,539     10,219     10,219    100,000     19,001     19,001    100,000     36,821     36,821    100,000
      19      1,000     32,066     10,652     10,652    100,000     20,549     20,549    100,000     41,553     41,553    100,000
      20      1,000     34,719     11,065     11,065    100,000     22,163     22,163    100,000     46,806     46,806    100,000

    @ 65      1,000     69,761     13,892     13,892    100,000     42,753     42,753    100,000    144,062    144,062    175,757

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 39.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.


This illustration assumes a premium tax of 2.25%.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000


FEMALE 35 NEVERSMOKE


                       THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION  1

                                                        ASSUMING GUARANTEED CHARGES



                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
       1      1,000      1,050        534          0    100,000        578          0    100,000        622          0    100,000
       2      1,000      2,153      1,199        345    100,000      1,326        472    100,000      1,457        604    100,000
       3      1,000      3,310      1,844        648    100,000      2,095        900    100,000      2,368      1,173    100,000
       4      1,000      4,526      2,466      1,271    100,000      2,887      1,691    100,000      3,361      2,165    100,000
       5      1,000      5,802      3,066      1,871    100,000      3,699      2,504    100,000      4,442      3,247    100,000

       6      1,000      7,142      3,642      2,578    100,000      4,533      3,470    100,000      5,622      4,558    100,000
       7      1,000      8,549      4,193      3,260    100,000      5,387      4,455    100,000      6,906      5,974    100,000
       8      1,000     10,027      4,718      3,917    100,000      6,262      5,461    100,000      8,307      7,506    100,000
       9      1,000     11,578      5,219      4,819    100,000      7,159      6,759    100,000      9,837      9,437    100,000
      10      1,000     13,207      5,695      5,695    100,000      8,079      8,079    100,000     11,511     11,511    100,000

      11      1,000     14,917      6,147      6,147    100,000      9,024      9,024    100,000     13,342     13,342    100,000
      12      1,000     16,713      6,574      6,574    100,000      9,992      9,992    100,000     15,349     15,349    100,000
      13      1,000     18,599      6,975      6,975    100,000     10,985     10,985    100,000     17,547     17,547    100,000
      14      1,000     20,579      7,348      7,348    100,000     12,002     12,002    100,000     19,957     19,957    100,000
      15      1,000     22,657      7,693      7,693    100,000     13,043     13,043    100,000     22,602     22,602    100,000

      16      1,000     24,840      8,053      8,053    100,000     14,187     14,187    100,000     25,646     25,646    100,000
      17      1,000     27,132      8,382      8,382    100,000     15,364     15,364    100,000     29,010     29,010    100,000
      18      1,000     29,539      8,677      8,677    100,000     16,572     16,572    100,000     32,727     32,727    100,000
      19      1,000     32,066      8,932      8,932    100,000     17,810     17,810    100,000     36,838     36,838    100,000
      20      1,000     34,719      9,149      9,149    100,000     19,080     19,080    100,000     41,390     41,390    100,000

    @ 65      1,000     69,761      8,644      8,644    100,000     33,735     33,735    100,000    125,895    125,895    153,592

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 39.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000


MALE 35 NEVERSMOKE

                        THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                          ASSUMING CURRENT CHARGES



                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
       1      1,000      1,050        574          0    100,574        619          0    100,620        665          0    100,665
       2      1,000      2,153      1,279        393    101,279      1,410        525    101,410      1,547        661    101,547
       3      1,000      3,310      1,961        654    101,961      2,223        916    102,223      2,507      1,200    102,508
       4      1,000      4,526      2,619      1,312    102,620      3,058      1,751    103,059      3,553      2,246    103,554
       5      1,000      5,802      3,253      1,946    103,254      3,915      2,608    103,916      4,691      3,384    104,692

       6      1,000      7,142      3,861      2,699    103,862      4,793      3,631    104,794      5,930      4,768    105,930
       7      1,000      8,549      4,442      3,424    104,442      5,691      4,673    105,691      7,276      6,259    107,276
       8      1,000     10,027      4,995      4,122    104,995      6,608      5,735    106,608      8,740      7,868    108,741
       9      1,000     11,578      5,518      5,082    105,518      7,543      7,107    107,543     10,332      9,897    110,333
      10      1,000     13,207      6,011      6,011    106,012      8,496      8,496    108,497     12,065     12,065    112,065

      11      1,000     14,917      6,480      6,480    106,481      9,473      9,473    109,474     13,957     13,957    113,957
      12      1,000     16,713      6,924      6,924    106,925     10,474     10,474    110,475     16,023     16,023    116,024
      13      1,000     18,599      7,343      7,343    107,344     11,500     11,500    111,501     18,282     18,282    118,282
      14      1,000     20,579      7,737      7,737    107,738     12,551     12,551    112,551     20,751     20,751    120,752
      15      1,000     22,657      8,105      8,105    108,106     13,626     13,626    113,626     23,452     23,452    123,453

      16      1,000     24,840      8,495      8,495    108,496     14,809     14,809    114,809     26,554     26,554    126,555
      17      1,000     27,132      8,857      8,857    108,858     16,025     16,025    116,025     29,966     29,966    129,967
      18      1,000     29,539      9,188      9,188    109,188     17,271     17,271    117,272     33,718     33,718    133,718
      19      1,000     32,066      9,486      9,486    109,487     18,548     18,548    118,549     37,844     37,844    137,844
      20      1,000     34,719      9,748      9,748    109,749     19,853     19,853    119,853     42,381     42,381    142,381

    @ 65      1,000     69,761      9,374      9,374    109,374     33,499     33,499    133,499    121,494    121,494    221,495

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 33.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000


MALE 35 NEVERSMOKE

                        THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                        ASSUMING GUARANTEED CHARGES



                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
       1      1,000      1,050        511          0    100,512        554          0    100,555        598          0    100,598
       2      1,000      2,153      1,154        269    101,155      1,277        392    101,278      1,406        521    101,406
       3      1,000      3,310      1,775        468    101,775      2,019        712    102,020      2,285        978    102,285
       4      1,000      4,526      2,373      1,066    102,374      2,781      1,474    102,781      3,241      1,934    103,241
       5      1,000      5,802      2,948      1,640    102,948      3,560      2,253    103,561      4,279      2,972    104,280

       6      1,000      7,142      3,497      2,335    103,498      4,357      3,195    104,358      5,408      4,246    105,408
       7      1,000      8,549      4,020      3,002    104,020      5,170      4,152    105,170      6,632      5,615    106,633
       8      1,000     10,027      4,515      3,643    104,516      5,998      5,126    105,999      7,963      7,090    107,963
       9      1,000     11,578      4,981      4,546    104,982      6,840      6,405    106,841      9,406      8,971    109,407
      10      1,000     13,207      5,419      5,419    105,419      7,696      7,696    107,697     10,975     10,975    110,975

      11      1,000     14,917      5,824      5,824    105,824      8,563      8,563    108,564     12,676     12,676    112,677
      12      1,000     16,713      6,195      6,195    106,195      9,439      9,439    109,439     14,523     14,523    114,524
      13      1,000     18,599      6,531      6,531    106,532     10,322     10,322    110,323     16,527     16,527    116,528
      14      1,000     20,579      6,831      6,831    106,831     11,211     11,211    111,212     18,703     18,703    118,704
      15      1,000     22,657      7,091      7,091    107,091     12,102     12,102    112,102     21,063     21,063    121,064

      16      1,000     24,840      7,352      7,352    107,352    13,,066     13,066    113,066     23,757     23,757    123,758
      17      1,000     27,132      7,566      7,566    107,566     14,031     14,031    114,032     26,696     26,696    126,696
      18      1,000     29,539      7,726      7,726    107,727     14,991     14,991    114,991     29,897     29,897    129,898
      19      1,000     32,066      7,829      7,829    107,829     15,938     15,938    115,938     33,384     33,384    133,385
      20      1,000     34,719      7,864      7,864    107,865     16,863     16,863    116,863     37,178     37,178    137,178

    @ 65      1,000     69,761      2,894      2,894    102,894     22,504     22,504    122,504     98,872     98,872    198,872

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 33.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 1 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000


FEMALE 35 NEVERSMOKE

                        THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                          ASSUMING CURRENT CHARGES



                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
       1      1,000      1,050        601          0    100,601        647          0    100,648        693          0    100,694
       2      1,000      2,153      1,332        478    101,332      1,466        612    101,467      1,607        753    101,607
       3      1,000      3,310      2,040        845    102,041      2,310      1,115    102,310      2,602      1,407    102,603
       4      1,000      4,526      2,725      1,530    102,725      3,177      1,982    103,178      3,687      2,492    103,688
       5      1,000      5,802      3,385      2,189    103,385      4,068      2,873    104,069      4,869      3,673    104,869

       6      1,000      7,142      4,019      2,956    104,020      4,982      3,919    104,983      6,156      5,092    106,156
       7      1,000      8,549      4,626      3,694    104,627      5,918      4,986    105,918      7,556      6,624    107,557
       8      1,000     10,027      5,206      4,405    105,207      6,876      6,075    106,876      9,081      8,280    109,082
       9      1,000     11,578      5,759      5,360    105,760      7,857      7,457    107,857     10,744     10,344    110,744
      10      1,000     13,207      6,286      6,286    106,287      8,862      8,862    108,863     12,558     12,558    112,558

      11      1,000     14,917      6,793      6,793    106,794      9,899      9,899    109,900     14,545     14,545    114,546
      12      1,000     16,713      7,281      7,281    107,281     10,969     10,969    110,969     16,724     16,724    116,724
      13      1,000     18,599      7,748      7,748    107,749     12,072     12,072    112,072     19,112     19,112    119,113
      14      1,000     20,579      8,196      8,196    108,196     13,209     13,209    113,209     21,731     21,731    121,731
      15      1,000     22,657      8,624      8,624    108,624     14,382     14,382    114,382     24,603     24,603    124,604

      16      1,000     24,840      9,081      9,081    109,082     15,677     15,677    115,678     27,908     27,908    127,908
      17      1,000     27,132      9,519      9,519    109,520     17,021     17,021    117,021     31,554     31,554    131,555
      18      1,000     29,539      9,937      9,937    109,937     18,412     18,412    118,413     35,578     35,578    135,578
      19      1,000     32,066     10,331     10,331    110,331     19,852     19,852    119,853     40,016     40,016    140,017
      20      1,000     34,719     10,703     10,703    110,703     21,343     21,343    121,344     44,915     44,915    144,916

    @ 65      1,000     69,761     12,890     12,890    112,890     39,275     39,275    139,275    132,920    132,920    232,921

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 38.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.


                                                     PHOENIX LIFE AND ANNUITY COMPANY
                                                                                                                         PAGE 2 OF 2

                                                                                                               FACE AMOUNT: $100,000
                                                                                                      INITIAL ANNUAL PREMIUM: $1,000


FEMALE 35 NEVERSMOKE

                        THE FLEX EDGE SUCCESS -- A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY OPTION 2

                                                        ASSUMING GUARANTEED CHARGES



                                             CASH                             CASH                             CASH
          ASSUMED    PREMIUM    ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH     ACCOUNT    SURRENDER   DEATH
          PREMIUM    ACCUM.      VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT     VALUE       VALUE    BENEFIT
  YEAR    PAYMENTS   @ 5.0%      @ 0%        @  0%     @  0%      @  6%       @  6%     @  6%      @ 12%       @ 12%     @ 12%
--------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

       1      1,000      1,050        533         0     100,533        577          0    100,577        621          0    100,621
       2      1,000      2,153      1,196       342     101,197      1,322        468    101,323      1,454        600    101,454
       3      1,000      3,310      1,837       642     101,838      2,088        893    102,088      2,360      1,164    102,360
       4      1,000      4,526      2,455     1,260     102,456      2,874      1,678    102,874      3,345      2,150    103,346
       5      1,000      5,802      3,049     1,854     103,050      3,678      2,483    102,679      4,417      3,221    104,417

       6      1,000      7,142      3,618     2,554     103,618      4,502      3,483    104,502      5,581      4,517    105,582
       7      1,000      8,549      4,159     3,226     104,159      5,342      4,410    105,342      6,845      5,913    106,846
       8      1,000     10,027      4,673     3,872     104,673      6,199      5,398    106,200      8,219      7,419    108,220
       9      1,000     11,578      5,160     4,760     105,160      7,074      6,674    107,075      9,715      9,315    109,715
      10      1,000     13,207      5,621     5,621     105,622      7,968      7,968    107,968     11,343     11,343    111,343

      11      1,000     14,917      6,055     6,055     106,056      8,880      8,880    108,880     13,117     13,117    113,117
      12      1,000     16,713      6,462     6,462     106,463      9,810      9,810    109,810     15,051     15,051    115,051
      13      1,000     18,599      6,840     6,840     106,841     10,757     10,757    110,757     17,158     17,158    117,159
      14      1,000     20,579      7,188     7,188     107,189     11,719     11,719    111,720     19,455     19,455    119,456
      15      1,000     22,657      7,505     7,505     107,506     12,697     12,697    112,698     21,960     21,960    121,960

      16      1,000     24,840      7,833     7,833     107,833     13,764     13,764    113,764     24,826     24,826    124,827
      17      1,000     27,132      8,126     8,126     108,126     14,850     14,850    114,850     27,970     27,970    127,971
      18      1,000     29,539      8,380     8,380     108,380     15,952     15,952    115,953     31,416     31,416    131,416
      19      1,000     32,066      8,591     8,591     108,591     17,065     17,065    117,066     35,190     35,190    135,191
      20      1,000     34,719      8,757     8,757     108,758     18,189     18,189    118,190     39,328     39,328    139,328

    @ 65      1,000     69,761      7,497     7,497     107,497     29,438     29,438    129,439    111,012    111,012    211,012

Based on 0% interest rate and guaranteed charges, the Policy will lapse in year 38.

Death benefit, account value and Cash Surrender Value are based on hypothetical gross interest rates shown, assume current and guaranteed charges and no Policy loans or withdrawals, and are calculated at the end of the Policy Year. Assumed Premium Payments shown are assumed paid in full at the beginning of the Policy Year. Payment of premiums shown other than in full at the beginning of the Policy Year would reduce values and benefits below the hypothetical illustrated amounts shown. Values shown reflect an effective annual asset charge of 1.73% (includes mortality and expense risk charge of 0.8% for 15 years, then 0.25% and average fund operating expenses of 0.93% applicable to the investment Subaccounts of the VUL Separate Account). Hypothetical gross interest rates are presented for illustrative purposes only to illustrate funds allocated entirely to the investment Subaccounts of the VUL Separate Account and do not in any way represent actual results or suggest that such results will be achieved in the future. Actual values will differ from those shown whenever actual investment results differ from hypothetical gross interest rates illustrated. A GIA providing interest at a minimum guaranteed rate of 4% also is available under this product through the General Account.

This illustration assumes a premium tax of 2.25%.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

    Section 351.355 of the General and Business Corporation Law of Missouri, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article VII of the By-Laws of Phoenix Life and Annuity Company provides that: "Each person who is or was a director, officer or employee of the Corporation, or is or was serving at the written request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Corporation in the manner and to the fullest extent that the Corporation has power to indemnify such person under...the General and Business Corporation Law of Missouri..."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


    REPRESENTATION PURSUANT TO SECTION 26(E)(2)(A) UNDER THE INVESTMENT COMPANY ACT OF 1940.

    Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, Phoenix Life and Annuity Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Life and Annuity Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

    The facing sheet.

    The cross-reference sheet to Form N-8B-2.


    The Prospectus describing Phoenix Life and Annuity Company Policy Form V604 and riders thereto ("Flex Edge Success"), consisting of 65 pages.


    The undertaking to file reports.

    The Rule 484 undertaking.


    Representation Pursuant to Section 26(e)(2)(A) under the Investment Company Act of 1940.


    The signature page.

    The powers of attorney, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.

    Written consents of the following persons:


         (a)   Edwin L. Kerr, Esq.


         (b)  Jorden Burt Berenson & Johnson LLP

         (c)  Price Waterhouse, LLP


         (d)  Paul M. Fischer, FSA, CLU, ChFC


The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

    A. (1) Resolution of the Board of Directors of Depositor establishing the VUL Account, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.

         (2)  Not Applicable.

         (3)  Distribution of Policies:


              (a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation dated October 27, 1997, filed via Edgar.*

              (b) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies.*


              (c)  Not Applicable.

         (4)  Not Applicable.

         (5)  Specimen Policies with optional riders.


              Flexible Premium Variable Universal Life Insurance Policy Form Number V604 of Depositor filed via Edgar with Pre-Effective Amendment No. 1 on March 14, 1997 and incorporated herein by reference.


         (6) (a) Charter of Phoenix Life and Annuity Company, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.

                   (1) Certificate of Incorporation dated November 2, 1981.

                   (2) Certificate of Amendment of its Articles of Incorporation
                       dated March 16, 1984.

                   (3) Certificate of Amendment of its Articles of Incorporation
                       dated April 18, 1985.

                   (4) Certificate of Amendment of its Articles of Incorporation
                       dated December 3, 1992.

                   (5) Certificate of Amendment of its Articles of Incorporation
                       dated May 9, 1996.


              (b) Certificate of Redomestication and Amended and Restated Certificate of Incorporation dated April 21, 1997 filed via Edgar.*

              (c) By-Laws of Phoenix Life and Annuity Company, filed via Edgar with the Registration Statement on September 27, 1996 and incorporated herein by reference.

         (7)  Not Applicable.

         (8)  Not Applicable.

         (9)  Not Applicable.


         (10) Form of application for Flex Edge Success filed via Edgar with Pre-Effective Amendment No. 1 on March 14, 1997 and incorporated herein by reference.

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies filed via Edgar with Pre-Effective Amendment No. 1 on March 14, 1997 and incorporated herein by reference.

2. Opinion of Edwin L. Kerr, Esq., Counsel of Depositor as to the legality of the securities being registered. (See number 8 below.)


3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4. Not Applicable.


5. Not Applicable.

6. Consent of Jorden Burt Berenson & Johnson, LLP.*

7. Consent of Price Waterhouse, LLP.*

8. Opinion and Consent of Edwin L. Kerr, Esq.*

9. Consent of Paul M. Fischer, FSA, CLU, ChFC.*


--------------

   *    Filed herewith.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Phoenix Life and Annuity Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 4th day of November, 1997.


                        PHOENIX LIFE AND ANNUITY VARIABLE UNIVERSAL LIFE ACCOUNT
                        --------------------------------------------------------

                                                            (Registrant)



                              By:  PHOENIX LIFE AND ANNUITY COMPANY
                                   ---------------------------------------------
                                             (Depositor)

                              By:         /s/ Dona D. Young
                                   ---------------------------------------------
                                     *Dona D. Young, Executive Vice President,
                                      Individual Insurance and General Counsel


ATTEST:            /s/Emily J. Poriss
        ----------------------------------------
          Emily J. Poriss, Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 4th day of November, 1997.



                SIGNATURE                      TITLE
                ---------                      -----

                                               Director
---------------------------------------
           *Richard H. Booth

                                               Director
---------------------------------------
           *Robert G. Chipkin

                                               Chairman of the Board, President and Chief
---------------------------------------
          *Robert W. Fiondella                 Executive Officer (Principal Executive Officer)

                                               Director
---------------------------------------
          *Joseph E. Kelleher

                                               Director
---------------------------------------
         *Robert G. Lautensack

                                               Director
---------------------------------------
         *Philip R. McLoughlin

                                               Director
---------------------------------------
           *Charles J. Paydos

                                               Director, Executive Vice President, Chief
---------------------------------------
           *David W. Searfoss                  Financial Officer and Treasurer (Principal
                                                Accounting and Financial Officer)

                                               Director
---------------------------------------
             *Simon Y. Tan

                                               Director
---------------------------------------
             *Dona D. Young




By:         /s/ Dona D. Young
    ---------------------------------
* Dona D. Young as Attorney-in-Fact pursuant to Powers of Attorney, copies of which were previously filed.

                                     S-1(c)